Exhibit 99.1

Consolidated statements of financial position

at March 31, 2015 and March 31, 2014

	Notes	March 31, 2015	March 31, 2014
		R’000	R’000

ASSETS
Non-current assets
Property, plant and equipment	6	135,844	129,079
Intangible assets	7	778,518	692,190
Available-for-sale financial asset	8	—	—
Finance lease receivable	9	1,002	6,677
Deferred tax assets	19	23,607	19,825
Total non-current assets		938,971	847,771
Current assets
Inventory	10	38,934	39,774
Trade and other receivables	11	261,574	234,839
Finance lease receivable	9	5,607	6,652
Taxation		7,602	7,336
Restricted cash	12	30,539	10,279
Cash and cash equivalents	13	945,381	830,449
Total current assets		1,289,637	1,129,329
Total assets		2,228,608	1,977,100

EQUITY
Stated capital	14	1,436,993	1,429,250
Other reserves	15	(21,894)	(58,335)
Retained earnings		450,347	300,725
Equity attributable to owners of the parent		1,865,446	1,671,640
Non-controlling interest		(874)	(10)
Total equity		1,864,572	1,671,630

LIABILITIES
Non-current liabilities
Borrowings	16	1,104	2,462
Deferred tax liabilities	19	63,425	20,601
Provisions	20	4,005	2,282
Share-based payment liability	21	1,950	—
Total non-current liabilities		70,484	25,345

Current liabilities
Trade and other payables	17	247,361	228,961
Borrowings	16	1,399	1,279
Taxation		3,586	2,912
Provisions	20	23,240	19,163
Bank overdraft	13	17,966	27,810
Total current liabilities		293,552	280,125
Total liabilities		364,036	305,470
Total equity and liabilities		2,228,608	1,977,100

The accompanying notes form an integral part of these financial statements.

Consolidated income statements

for the years ended March 31, 2015, March 31, 2014 and March 31, 2013

	Notes	March 31, 2015	March 31, 2014	March 31, 2013
		R’000	R’000	R’000

Revenue	22	1,389,380	1,271,658	1,171,480
Cost of sales		(449,663)	(422,034)	(424,545)
Gross profit		939,717	849,624	746,935

Other income/(expenses) — net	23	3,795	2,151	4,260

Operating expenses		(793,651)	(680,277)	(565,318)
Sales and marketing		(171,948)	(148,012)	(132,849)
Administration and other charges		(621,703)	(532,265)	(432,469)

Operating profit	24	149,861	171,498	185,877
Finance income/(cost) — net		80,778	40,660	(6,011)
Finance income	25	82,905	43,264	2,018
Finance costs	26	(2,127)	(2,604)	(8,029)
Profit before taxation		230,639	212,158	179,866
Taxation	29	(81,623)	(60,574)	(51,400)
Profit for the year		149,016	151,584	128,466

Attributable to:
Owners of the parent		149,622	151,589	128,471
Non-controlling interests		(606)	(5)	(5)
		149,016	151,584	128,466
Earnings per share
Basic (R)	30	0.19	0.21	0.20
Diluted (R)	30	0.19	0.20	0.19

The accompanying notes form an integral part of these financial statements.

Consolidated statements of comprehensive income

for the years ended March 31, 2015, March 31, 2014 and March 31, 2013

		March 31, 2015	March 31, 2014	March 31, 2013
	Notes	R’000	R’000	R’000

Profit for the year		149,016	151,584	128,466
Other comprehensive income/(losses):
Items that may be subsequently reclassified to profit or loss
Exchange differences on translating foreign operations		26,466	45,475	37,090
Attributable to owners of the parent	15	26,267	45,475	37,090
Attributable to non-controlling interests		199	—	—
Exchange differences on net investments in foreign operations	15	1,487	3,540	3,142
Taxation relating to components of other comprehensive income	19	3,010	(599)	—
Other comprehensive income for the year, net of tax		30,963	48,416	40,232
Total comprehensive income for the year		179,979	200,000	168,698

Attributable to:
Owners of the parent		180,386	200,005	168,703
Non-controlling interests		(407)	(5)	(5)
Total comprehensive income for the year		179,979	200,000	168,698

The accompanying notes form an integral part of these financial statements.

Consolidated statements of changes in equity

for the years ended March 31, 2015, March 31, 2014 and March 31, 2013

		Attributable to owners of the parent
	Notes	Stated capital R’000	Share capital R’000	Share premium R’000	Other reserves R’000	**	Retained earnings R’000	Total R’000	Non- controlling interest R’000	Total equity R’000

At April 1, 2012		—	13	787,589	(154,745)		139,233	772,090	—	772,090
Total comprehensive income		—	—	—	40,232		128,471	168,703	(5)	168,698
Profit for the year		—	—	—	—		128,471	128,471	(5)	128,466
Other comprehensive income		—	—	—	40,232		—	40,232	—	40,232

Total transactions with owners		464	*	2,425	3,151		(78,954)	(72,914)	—	(72,914)
Shares issued in relation to share options exercised		464	*	2,425	—		—	2,889	—	2,889
Share-based payment		—	—	—	3,151		—	3,151	—	3,151
Dividend declared of 8 cents per share	31	—	—	—	—		(52,576)	(52,576)	—	(52,576)
Interim dividend declared of 4 cents per share	31	—	—	—	—		(26,378)	(26,378)	—	(26,378)

Transfer from share capital and share premium to stated capital		790,027	(13)	(790,014)	—		—	—	—	—

Balance at March 31, 2013		790,491	—	—	(111,362)		188,750	867,879	(5)	867,874
Total comprehensive income		—	—	—	48,416		151,589	200,005	(5)	200,000
Profit for the year		—	—	—	—		151,589	151,589	(5)	151,584
Other comprehensive income		—	—	—	48,416		—	48,416	—	48,416

Total transactions with owners		638,759	—	—	4,611		(39,614)	603,756	—	603,756
Shares issued in relation to share options exercised	14	15,776	—	—	—		—	15,776	—	15,776
Share-based payment	15	—	—	—	4,611		—	4,611	—	4,611
Proceeds from shares issued, net of share issue costs	14	622,983	—	—	—		—	622,983	—	622,983
Final dividend declared of 6 cents per share	31	—	—	—	—		(39,614)	(39,614)	—	(39,614)

Balance at March 31, 2014		1,429,250	—	—	(58,335)		300,725	1,671,640	(10)	1,671,630

Consolidated statements of changes in equity

for the years ended March 31, 2015, March 31, 2014 and March 31, 2013

		Attributable to owners of the parent
	Notes	Stated capital R’000	Share capital R’000	Share premium R’000	Other reserves R’000	**	Retained earnings R’000	Total R’000	Non- controlling interest R’000	Total equity R’000

Total comprehensive income		—	—	—	30,764		149,622	180,386	(407)	179,979
Profit for the year		—	—	—	—		149,622	149,622	(606)	149,016
Other comprehensive income		—	—	—	30,764		—	30,764	199	30,963

Total transactions with owners		7,743	—	—	5,677		—	13,420	(457)	12,963
Shares issued in relation to share options exercised	14	7,743	—	—	—		—	7,743	—	7,743
Share-based payment	15	—	—	—	5,220		—	5,220	—	5,220
Transactions with non-controlling interest	15	—	—	—	457		—	457	(457)	—

Balance at March 31, 2015		1,436,993	—	—	(21,894)		450,347	1,865,446	(874)	1,864,572
* Amount less than R1,000.
** See note 15 for a composition of and movements in other reserves.
The accompanying notes form an integral part of these financial statements.

Consolidated statements of cash flows

for the years ended March 31, 2015, March 31, 2014 and March 31, 2013

		March 31, 2015	March 31, 2014	March 31, 2013
	Notes	R’000	R’000	R’000

Cash flows from operating activities
Cash generated from operations	32.2	261,954	266,169	287,847
Interest received		8,926	3,970	1,880
Interest paid		(2,057)	(2,496)	(3,421)
Taxation paid		(51,179)	(63,866)	(74,388)
Net cash generated from operating activities		217,644	203,777	211,918

Cash flows from investing activities
Purchases of property, plant and equipment	6	(63,554)	(79,626)	(51,499)
Proceeds on sale of property, plant and equipment and intangible assets		605	978	966
Purchases of intangible assets	7	(65,748)	(49,119)	(42,648)
Acquisition of business, net of cash acquired	33	(40,000)	(3,606)	23
Deferred consideration paid	16	(1,241)	(295)	—
Government grant received with regards to development of intangible assets	7	—	—	2,207
Increase in restricted cash		(19,907)	(1,508)	(5,103)
Net cash used in investing activities		(189,845)	(133,176)	(96,054)

Cash flows from financing activities
Proceeds from issuance of shares	14	7,743	665,710	2,889
Share issue expenses paid	14	—	(26,951)	—
Dividends paid to company's owners		—	(39,610)	(78,874)
Repayments of borrowings	16	—	(3,436)	(19,701)
Net cash generated from/(used in) financing activities		7,743	595,713	(95,686)
Net increase in cash and cash equivalents		35,542	666,314	20,178
Net cash and cash equivalents at the beginning of the year		802,639	91,697	68,530
Exchange gains on cash and cash equivalents		89,234	44,628	2,989
Net cash and cash equivalents at the end of the year	13	927,415	802,639	91,697

The accompanying notes form an integral part of these financial statements.

Notes to the annual financial statements

for the year ended March 31, 2015

1.General information
MiX Telematics Limited (the “Company”) is a public company which is incorporated and domiciled in South Africa. The Company’s ordinary shares are publicly traded on the Johannesburg Stock Exchange (JSE: MIX) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE: MIXT). The activities of the Company and its subsidiaries (the “Group”) focus on fleet and mobile asset management solutions delivered as Software-as-a-Service. The address of the Company’s registered office is Matrix Corner, Howick Close, Bekker Road, Waterfall Park, Midrand, South Africa, 1686. The consolidated financial statements were approved by the Board of Directors on June 26, 2015.
2.Summary of significant accounting policies
The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These accounting policies have been consistently applied to all the years presented, unless otherwise stated.

2.1	Basis of preparation
The annual financial statements of the Group for the year ended March 31, 2015 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, IFRS Interpretations Committee (“IFRIC”) interpretations applicable to companies reporting under IFRS, SAICA Financial Reporting guides as issued by the Accounting Practices Committee, Financial Pronouncements as issued by the Financial Reporting Standards Council, the requirements of the Companies Act of South Africa and the Listings Requirements of the JSE Limited.
The consolidated financial statements have been prepared in thousands of Rand (R’000) under the historical cost convention except for certain financial instruments that have been measured at fair value.
The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions or estimates are significant to the financial statements, are disclosed in note 4.

2.1.1.	Changes in accounting policy and disclosures

2.1.1.1.	New standards, amendments and interpretations adopted by the Group
The following new and amended standards have been adopted by the Group for the first time on April 1, 2014:

Standards and amendments	Executive summary
IAS 32 Financial Instruments: Presentation
This amendment clarifies that the right of set-off must not be contingent on a future event. It must also be legally enforceable for all counterparties in the normal course of business, as well as in the event of default, insolvency or bankruptcy. The amendment also considers settlement mechanisms. The amendment did not have a significant effect on the consolidated financial statements.

IAS 36 Impairment of Assets
This amendment removed certain disclosures of the recoverable amount of cash-generating units (“CGU”) which had been included in IAS 36 by the issue of IFRS 13 Fair Value Measurement. The amendment had no impact on the consolidated financial statements.

IFRIC 21 Levies
This interpretation sets out the accounting for an obligation to pay a levy if that liability is within the scope of IAS 37 Provisions. The interpretation addresses what the obligating event is that gives rise to pay a levy and when a liability should be recognized. The Group is not subjected to significant levies so the impact on the Group is not material.

Other standards, amendments and interpretations which are effective for the financial year beginning on or after April 1, 2014 are not material to the Group.

2.1.1.2.	New standards, amendments and interpretations not yet effective
A number of new standards and amendments to standards and interpretations are effective for annual periods beginning after April 1, 2014 and have not been applied in preparing these consolidated financial statements. None of these are expected to have a significant effect on the consolidated financial statements of the Group, except for the following:

Notes to the annual financial statements

for the year ended March 31, 2015

IFRS 9 Financial Instruments (effective date: January 1, 2018)
IFRS 9 Financial Instruments addresses the classification, measurement and recognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014.
IFRS 9 replaces the guidance in IAS 39 Financial Instruments: Recognition and Measurement that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through other comprehensive income and fair value through profit or loss. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. Investments in equity instruments are required to be measured at fair value through profit or loss with the irrevocable option at inception to present changes in fair value in other comprehensive income which are not yet recycled. For financial liabilities there were no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income, for liabilities designated at fair value through profit or loss. IFRS 9 relaxes the requirements for hedge effectiveness by replacing the bright line hedge effectiveness tests. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. It requires an economic relationship between the hedged item and hedging instrument and for the ‘hedged ratio’ to be the same as the one management actually use for risk management purposes. Contemporaneous documentation is still required but is different to that currently prepared under IAS 39. The standard is effective for accounting periods beginning on or after 1 January 2018. Early adoption is permitted. The Group is yet to assess IFRS 9’s full impact.
IFRS 15 Revenue from Contracts with Customers (effective date: January 1, 2017)
IFRS 15 Revenue from Contracts with Customers issued in May 2014, replaces IAS 18 Revenue and IAS 11 Construction Contracts to account for revenue from contracts with customers. The objective of the standard is to provide a single, comprehensive revenue recognition model for all contracts with customers.
IFRS 15 establishes principles for reporting useful information to users of the financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. The new standard therefore introduces changes which impact the recognition and measurement principles, as well as disclosure requirements for revenue from contracts with customers.
The revenue standard is effective for annual periods beginning on or after 1 January 2017. Early adoption is permitted and the standard provides for a choice of transition methods — full retrospective application or a practical expedient that permits limited retrospective application, however requires additional disclosures.
The Group is assessing the impact of IFRS 15.
There are no other IFRS or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Group.

2.2.	Consolidation

(a)	Subsidiaries
Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.
The acquisition method of accounting is used to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity instruments issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at acquisition date. The Group recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis, either at fair value or at the non-controlling interest’s proportionate share of the recognized amounts of the acquiree’s identifiable net assets.
Acquisition related costs are expensed as incurred.

Notes to the annual financial statements

for the year ended March 31, 2015

Any contingent consideration to be transferred by the Group is recognized at fair value on the acquisition date. Subsequent changes to the fair value of the contingent consideration that is deemed to be an asset or a liability is recognized in accordance with IAS 39 either in profit or loss or as a change to the other comprehensive income. Contingent consideration that is classified as equity is not remeasured and its subsequent settlement is accounted for within equity.
The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the income statement.
Intercompany transactions, balances and unrealized income/expenses on transactions between Group companies are eliminated. Unrealized profits or losses are also eliminated. Accounting policies of subsidiaries have been adjusted where necessary to ensure consistency with the policies adopted by the Group.

(b)	Changes in ownership interests in subsidiaries without a change of control
The Group treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the Group, that is transactions with the owners in their capacity as owners. For purchases from non-controlling interests, the difference between the fair value of any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity.
Gains or losses on disposals to non-controlling interests are also recorded in equity.

(c)	Disposal of subsidiaries
When the Group ceases to have control in an entity, any retained interest in the entity is re-measured to its fair value at the date when control is lost, with the change in the carrying amount recognized in profit and loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets and liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to the income statement.

2.3.	Segment reporting
Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified collectively as the executive committee and the Chief Executive Officer who make strategic decisions.
Sales between segments are carried out at cost plus a margin.

2.4.	Foreign currency translation

(a)	Functional and presentation currency
Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in South African Rand (“R”), which is the Group’s presentation currency.

(b)	Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or date of valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement.
Foreign exchange gains/(losses) are classified as “Finance income/(cost) — net”.
Translation differences on non-monetary financial assets and liabilities such as equities classified as available-for-sale, are included in other comprehensive income.

(c)	Group companies
The results and financial position of all Group entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency

Notes to the annual financial statements

for the year ended March 31, 2015

as follows:

(i)	Assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position;

(ii)
Income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions);

(iii)	All resulting exchange differences are recognized in other comprehensive income; and

(iv)	Equity items are measured at historical cost at the time of recording, translated at the rate on the date of recording and are not retranslated to closing rates at reporting dates.
On consolidation, exchange differences arising from the translation of net investments in foreign operations are taken to other comprehensive income. When a foreign operation is fully disposed of or sold (i.e., control is lost), exchange differences that were recorded in equity are recognized in the income statement as part of the gain or loss on sale. A repayment/capitalization of a net investment loan therefore does not result in any exchange differences being transferred from equity to the income statement unless it is part of a transaction resulting in a loss of control. However, upon such conversion/repayment, the amount previously recognized in the shareholder’s loan revaluation reserve is transferred to the foreign currency translation reserve in the statement of comprehensive income.
Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. Exchange differences arising are recognized in other comprehensive income.

2.5.	Property, plant and equipment
Property, plant and equipment is stated at historical cost less accumulated depreciation and any accumulated impairment losses. Historical cost includes all expenditure directly attributable to the acquisition of the items. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. Repairs and maintenance are charged to the income statement in the financial period in which they are incurred.
The cost of in-vehicle devices installed in vehicles (including installation and shipping costs) as well as the cost of uninstalled in-vehicle devices are capitalized as property, plant and equipment. The Group depreciates installed in-vehicle devices on a straight-line basis over their expected useful lives, commencing upon installation, whereas uninstalled in-vehicle devices are not depreciated until installed. The related depreciation expense is recorded as part of cost of sales in the income statement.
Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to reduce their cost to their residual values over their estimated useful life, as follows:

Buildings	50 years
Plant & equipment	3 — 20 years
Motor vehicles	5 — 7 years
Furniture, fittings & equipment	1 — 10 years
Computer & radio equipment	2 — 5 years
In-vehicle devices installed	1 — 5 years
The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.
An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (note 2.7).
Gains and losses on disposal of an asset are determined by comparing the proceeds with the carrying amount and are

Notes to the annual financial statements

for the year ended March 31, 2015

recognized within “Other income/(expenses) — net” in the income statement.

2.6.	Intangible assets

(a)	Goodwill
Goodwill arises on the acquisition of businesses and represents the excess of consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the acquirer’s interest in the net fair value of the net assets acquired. Goodwill on acquisition of businesses is included in intangible assets. Gains and losses on the disposal of an entity include the carrying amount of the goodwill relating to the entity sold.
Goodwill is tested annually for impairment or more frequently if events or changes in circumstances indicate a potential impairment, and is carried at cost less accumulated impairment losses. The carrying amount of the cash generating unit (“CGU”) containing the goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs to sell. Impairment losses recognized as an expense in relation to goodwill are not subsequently reversed. Goodwill is allocated to CGUs for the purpose of impairment testing. The allocation is made to those CGUs or groups of CGUs that are expected to benefit from the business combination in which the goodwill arose. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes. Goodwill is monitored at the operating segment level.

(b)	Patents and trademarks
Separately acquired patents and trademarks are shown at historical cost. Patents and trademarks acquired in a business combination are recognized at fair value at the acquisition date. Patents and trademarks have a finite useful life and are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is calculated using the straight-line method to allocate the cost of patents and trademarks over their estimated useful lives (3 to 20 years).

(c)	Customer relationships
Customer relationships acquired in a business combination are recognized at fair value at the acquisition date. Customer relationships have a finite useful life and are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is calculated over the expected useful life of the customer relationship (3 to 15.5 years) and reflects the pattern in which future economic benefits of the customer relationship are expected to be consumed. The useful life principally reflects management’s view of the average economic life of the customer base and is assessed by reference to factors such as customer churn rates.

(d)	Computer software, technology, in-house software and product development
Acquired computer software licenses are capitalized on the basis of costs incurred to acquire and bring the software into use. The acquired computer software licenses have a finite useful life and are carried at cost less accumulated amortization and accumulated impairment losses. These costs are amortized over their estimated useful lives (1 to 5 years).
In-house software and product development costs that are directly attributable to the design, testing and development of identifiable and unique software and products, controlled by the Group, are recognized as intangible assets when the following criteria are met:

•	It is technically feasible to complete the software product so that it will be available for use;

•	Management intends to complete the software product and use it or sell it;

•	There is an ability to use or sell the software product;

•	It can be demonstrated how the software will generate probable future economic benefits;

•	Adequate technical, financial and other resources to complete the development and use or sell the software product are available; and

•	The expenditure attributable to the software product during its development can be reliably measured.
Directly attributable costs that are capitalized as part of the intangible assets include software and product development employee costs and an appropriate portion of relevant overheads.
Other development expenditures that do not meet the criteria are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period if the criteria are

Notes to the annual financial statements

for the year ended March 31, 2015

subsequently met.
Costs, including annual licenses, associated with maintaining computer software programs are recognized as an expense as incurred.
Computer software and product development costs recognized as assets are amortized over their estimated useful lives (1 to12 years).

2.7.	Impairment of non-financial assets
Assets that have an indefinite useful life, for example goodwill, or intangible assets that are not ready to use are not subject to amortization or depreciation but are tested annually for impairment or whenever there is an indication of impairment. Assets that are subject to amortization or depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.
An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less cost to sell, and value in use. In assessing the value in use, the estimated future cash flows are discounted to their present value using the pre-tax discount rate that reflects current market assessments on the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.
For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units i.e. operating segments). Non-financial assets other than goodwill that have suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

2.8.	Financial assets

2.8.1.	Classification
The Group classifies its financial assets in the following categories: loans and receivables and available-for-sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.
Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months after the end of the reporting period, which are classified as non-current assets. The Group’s loans and receivables comprise trade and other receivables, loans to external parties, finance lease receivables, restricted cash and cash and cash equivalents in the statement of financial position.
Available-for-sale financial assets
Available-for-sale financial assets are non-derivative financial assets that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless the investment matures or management intends to dispose of the investment within 12 months of the end of the reporting period.

2.8.2.	Recognition
Regular purchases and sales of financial assets are recognized on the trade date (the date on which the Group commits to purchase or sell the asset). Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognized at fair value, and transaction costs are expensed in the income statement. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

2.8.3.	Measurement
Loans and receivables
Loans and receivables are subsequently carried at amortized cost using the effective interest rate method, less any impairment losses.
Available-for-sale financial assets
Available-for-sale financial assets are subsequently carried at fair value.
Changes in the fair value of monetary and non-monetary securities classified as available-for-sale are recognized in

Notes to the annual financial statements

for the year ended March 31, 2015

other comprehensive income.
When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognized in other comprehensive income are reclassified to the income statement as gains or losses on the investments.
Dividends on available-for-sale equity instruments are recognized in the income statement as part of other income when the Group’s right to receive payments is established.

2.8.4.	Impairment of financial assets
Loans and receivables
The Group assesses, at the end of each reporting period, whether there is objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a “loss event”) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.
Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization and where observable data indicates that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.
For the loans and receivables category, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate. The asset’s carrying amount is reduced and the amount of the loss is recognized in the income statement. If a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. As a practical expedient, the Group may measure impairment on the basis of an instrument’s fair value using an observable market price.
If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the reversal of the previously recognized impairment loss is recognized in the income statement.
Available-for-sale financial assets
The Group assesses, at the end of each reporting period, whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is also evidence that the assets are impaired. If any such evidence exists, the cumulative impairment loss, measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in the income statement, is removed from equity and recognized in the income statement. Impairment losses recognized in the income statement on equity instruments are not reversed through the income statement.

2.9.	Financial liabilities at fair value through profit and loss
Financial liabilities are initially recorded at fair value and transaction costs that are directly attributable to the acquisition or issue of the financial liability are expensed. Financial liabilities at fair value through profit and loss, such as the contingent consideration payable described in note 33 and the share-based payment liability described in note 21, are subsequently measured at fair value.

2.10.	Offsetting financial instruments
Financial assets and liabilities are offset and the net amount reported in the statement of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Group or the counterparty.

2.11.	Inventories
Inventories are stated at the lower of cost and net realizable value. Cost is determined on a first-in, first-out (“FIFO”) or weighted average cost basis, depending on the nature of the Group entity in which it is held. The cost of finished goods

Notes to the annual financial statements

for the year ended March 31, 2015

includes the cost of manufacturing as charged by third parties. It excludes borrowing costs. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

2.12.	Trade receivables
Trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. If collection is expected in one year or less they are classified as current assets. If not, they are presented as non-current assets.
Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method, less provision for impairment.

2.13.	Cash and cash equivalents
Cash and cash equivalents included in the statement of cash flows include cash on hand, deposits held on call with banks and bank overdrafts; all of which are available for use by the Group and have an original maturity of less than three months. Bank overdrafts are included within current liabilities on the statement of financial position.

2.14.	Restricted cash
Restricted cash includes short-term deposits and amounts held in trusts that are not highly liquid and is accounted for as loans and receivables.

2.15.	Stated capital
Ordinary shares are classified as equity. Incremental external costs directly attributable to the issue of new shares or the exercise of share options are shown in equity as a deduction, net of tax, from the proceeds.
Where any company within the Group purchases the Company’s equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs (net of tax) is deducted from equity attributable to the Company’s equity holders until the shares are canceled or reissued. Where such ordinary shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the Company’s equity holders.

2.16.	Trade and other payables
Trade and other payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities.
Trade and other payables are initially recognized at fair value and are subsequently measured at amortized cost using the effective interest rate method.

2.17.	Borrowings
Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest rate method.
Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting date.
Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a prepayment for liquidity services and amortized over the period of the facility to which it relates.

2.18.	Borrowing costs
General and specific borrowing costs that are directly attributable to the acquisition, construction, or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalized as part of the cost of that asset until such time as the asset is substantially ready for its intended use or sale. The amount of borrowing costs eligible for capitalization is determined as follows:

•	Actual borrowing costs on funds specifically borrowed for the purpose of constructing or producing a qualifying

Notes to the annual financial statements

for the year ended March 31, 2015

asset less any investment income on the temporary investment of those borrowings;

•	Weighted average of the borrowing costs applicable to the entity on funds generally borrowed; and

•	The borrowing costs capitalized do not exceed the total borrowing costs incurred.
The capitalization of borrowing costs commences when:

•	Expenditures for the asset have occurred;

•	Borrowing costs have been incurred; and

•	Activities that are necessary to prepare the asset for its intended use or sale are in progress.
Capitalization is suspended during extended periods in which active development is interrupted.
Capitalization ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are completed.
All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

2.19.	Taxation

2.19.1.	Current and deferred income taxes
The tax expense for the year comprises current and deferred tax. Tax is recognized in the income statement, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.
The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.
Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax base of assets and liabilities and their carrying amounts in the financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax assets are not accounted for if they arise from the initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction, affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the reporting date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.
Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.
Deferred income tax assets are recognized on deductible temporary differences arising from investments in subsidiaries only to the extent that it is probable the temporary difference will reverse in the future and there is sufficient taxable profit available against which the temporary difference can be utilized.
Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

2.19.2.	Dividends tax
Dividend withholding tax is payable at a rate of 15% on dividends distributed to shareholders. This tax is not attributable to the Company but rather paid to the tax authorities on behalf of the shareholders through use of regulatory intermediaries, with only the net amount of the dividend being remitted to the shareholder.

Notes to the annual financial statements

for the year ended March 31, 2015

2.20.	Employee benefits

(a)	Short-term benefits
Remuneration to employees in respect of services rendered during a reporting period is recognized as an expense in that reporting period. Provision is made for accumulated leave and for short-term benefits when there is no realistic alternative other than to settle the liability, and at least one of the following conditions is met:

•	There is a formal plan and the amounts to be paid are determined before the time of issuing the financial statements; or

•
Achievement of previously agreed bonus criteria has created a valid expectation by employees that they will receive a bonus and the amount can be determined before the time of issuing the financial statements.

(b)	Defined contribution plan
The Group operates defined contribution plans. A defined contribution plan is one under which the Group pays a fixed percentage of employees’ remuneration as contributions into a separate fund, and the Group will have no further legal or constructive obligations to pay additional contributions if the fund does not hold sufficient assets to pay all employee benefits relating to employee service in the current and prior periods. Contributions to defined contribution plans in respect of services rendered during a period are recognized as staff costs when they are due.

(c)	Short-term incentives — bonus plans
The Group recognizes a liability and an expense for bonuses based on the achievement of defined key performance criteria. An accrual is recognized where the Group is contractually obliged or where there is a past practice that has created a constructive obligation.

(d)	Termination benefits
Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits at the earlier of the following dates: (a) when the Group can no longer withdraw the offer of those benefits; and (b) when the entity recognizes costs for a restructuring that is within the scope of IAS 37 Provisions, and involves payment of termination benefits. In the case of an offer made to encourage voluntary redundancy, the termination benefits are measured based on the number of employees expected to accept the offer. Benefits falling due more than 12 months after the end of the reporting period are discounted to their present value.

2.21.	Share-based payments
Equity-settled
The Group operates equity-settled share-based compensation plans, under which the entity receives services from employees as consideration for equity instruments of the Group. The equity instruments that may be issued in terms of the plans include share options, retention shares, performance shares and share appreciation rights. The fair value, determined at grant date, of the employee services received in exchange for the grant of equity instruments is recognized as an expense at Group level with a corresponding credit to equity. The total amount to be expensed is determined by reference to the grant date fair value of the equity instruments issued:

•	Including any market performance conditions;

•	Excluding the impact of any service and non-market performance vesting conditions (for example, remaining an employee of the entity over a specified time period); and

•	Including the impact of any non-vesting conditions.
Non-market performance and service conditions are included in the assumptions about the number of equity instruments that are expected to vest. The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each reporting period, the Group revises its estimates of the number of equity instruments that are expected to vest based on the non-market vesting conditions. It recognizes the impact of the revision to original estimates, if any, in the income statement, with a corresponding entry to equity.
When equity-settled instruments are exercised, the Company may elect to issue new shares or use treasury shares to settle its resultant obligations. For share options, the proceeds received, net of any directly attributable transaction costs, are credited to stated capital (as there are no par value shares).

Notes to the annual financial statements

for the year ended March 31, 2015

The grant by the Company of equity-settled instruments to the employees of subsidiary undertakings in the Group is treated as a capital contribution. The fair value of employee services received, measured by reference to the grant date fair value, is recognized over the vesting period as an increase to investment in subsidiary undertakings, with a corresponding credit to equity in the parent entity financial statements.
The Group classifies awards issued with settlement alternatives as equity-settled when the Group holds the choice of settlement and there is no past practice of settling in cash.  If the counter-party holds the choice of settlement, the award is classified as cash-settled.
Cash-settled
For cash-settled share-based payment transactions, the Group shall measure the goods or services acquired and the liability incurred at the fair value of the liability. Until the liability is settled, the Group shall re-measure the fair value of the liability at each reporting date and at the date of settlement, with any changes in fair value recognized in profit or loss for the period.

2.22.	Provisions
Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event for which it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Provisions are not recognized for future operating losses.
Provisions which are expected to be settled in a period greater than 12 months are discounted to their present value using a pre-tax discount rate that reflects current market assessment of the time value of money and the risks specific to the obligation. The increase in the provision due to the passage of time is recognized as an interest expense.
Provision for the estimated liability on all products under warranty is made on the basis of claims experience.
Provision for the estimated liability for maintenance costs is made on a per unit basis when the obligation to repair occurs.
Provision for the anticipated costs associated with the restoration of leasehold property is based on the Group’s best estimate of those costs required to restore the property to its original condition.
Restructuring provisions are recognized when the Group has developed a detailed formal plan for restructuring and has raised a valid expectation that it will carry out the restructuring by starting to implement the plan or announcing its main features to those affected by it. The measurement of a restructuring provision includes only the direct expenditures arising from the restructuring and is recorded in other administration and other charges in profit or loss.

2.23.	Revenue recognition
Revenue is measured at the fair value of the consideration received or receivable for the sale of goods or services in the ordinary course of the Group’s activities. Revenue includes amounts earned on the sale of hardware units, subscription service sales to customers, installation revenue and cellular network connection and upgrade incentives. Revenue is shown net of discounts, value added tax, returns and after eliminating sales within the Group.
The Group offers certain arrangements whereby the customer can purchase a combination of the products and services as referred to above. Where such multiple element arrangements exist, the amount of revenue allocated to each element is based on the relative fair values of the various elements offered in the arrangement. When applying the relative fair value approach, the fair values of each element are determined based on the current market price of each of the elements when sold separately.
The Group recognizes revenue when the amount of revenue can be measured reliably and it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the Group’s activities, as outlined below. The Group bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.
Invoicing for the various products and services, when sold separately or as part of a multiple element arrangement, occurs based on the specific contractual terms and conditions.
The Group distributes products to small fleet operators through distributors. Distributors act as agents and hardware revenue is only recognized when the distributor sells the hardware unit to the end customer. Once a unit is sold to a customer, the customer enters into a service agreement directly with the Group for the product. The obligation to supply

Notes to the annual financial statements

for the year ended March 31, 2015

the service and the credit risk rests with the Group. The service revenue is recognized when the service is rendered (i.e. on a monthly basis).
The Group distributes products to enterprise fleet customers through dealers. Dealers are considered principals in respect of the sale of hardware and revenue is recognized upon sale of the hardware unit to the dealer. Similar to the relationship with consumers and small fleet customers originated through distributors, the responsibility for providing services rests with the Group and revenue is recognized as the service is rendered.

(a)	Subscription revenue
Subscription revenue is recognized over the term of the agreement as it is earned. When contracted services are performed through a number of repetitive acts over the contract period, revenue is recognized on a straight line basis over the contract period.

(b)	Hardware sales
All hardware has value on a standalone basis. Revenue from hardware sales is recognized once the risks and rewards of ownership have transferred.

(c)	Driver training and other services
Revenue is recognized at the contractual hourly/daily rate in the period during which the training is performed.

(d)	Connection and upgrade incentive revenue
Revenue from cellular network connection and upgrade incentives is recognized on the date of installation of a unit in a vehicle, which is considered to be the point at which the Group has substantially completed its service obligation to the cellular network.

(e)	Rental revenue
Where hardware is provided as part of a service contract the risk and rewards of ownership do not transfer and service revenue from the rental unit is recognized over the period of the service and included in subscription revenue.

(f)	Installation revenue
Revenue earned from the installation of hardware in customer vehicles is recognized once the installation has been completed.

(g)	Extended product warranties
The fair value of the consideration relating to extended warranty periods is deferred and recognized over the extended warranty period.

(h)	Repair services
Revenue in respect of repair services, which forms part of the monthly subscription, is recognized on a monthly basis over the period of the service arrangement.

2.24.	Interest income
Interest income is recognized on a time proportion basis with reference to the principal amount receivable and the effective interest rate applicable.

2.25.	Dividend income
Dividend income is recognized when the right to receive payment is established.

2.26.	Leases
Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

2.26.1.	The Group as a lessor
When assets are leased out under a finance lease, the present value of the lease payments is recognized as a receivable. The difference between the gross receivable and the present value of the receivable is recognized as unearned finance income. The method for allocating gross earnings to accounting periods is referred to as the “actuarial method”.
The actuarial method allocates rentals between finance income and repayment of capital in each accounting period in such a way that finance income will emerge as a constant rate of return on the lessor’s net investment in the lease.

Notes to the annual financial statements

for the year ended March 31, 2015

Assets leased under operating leases are included under the appropriate category of assets in the statement of financial position. Lease income on operating leases is recognized over the term of the lease on a straight-line basis.

2.26.2.	The Group as a lessee
Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the income statement on a straight-line basis over the term of the relevant lease.
The Group leases certain property, plant and equipment. Leases of property, plant and equipment, where the Group has substantially all the risks and rewards of ownership, are classified as finance leases. Finance leases are capitalized at the lease’s commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments.
Each lease payment is allocated between the liability and finance charges. The corresponding rental obligations, net of finance charges, are included in borrowings. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is depreciated over the shorter of the useful life of the asset and the lease term. The Group had no finance lease liabilities during the current fiscal year.

2.27.	Dividend distribution
Any dividend distribution to the Company’s shareholders is recognized as a liability in the Group’s financial statements in the period in which the dividends are approved by the Company’s Board of Directors.

2.28.	Government grants
Grants from the government are recognized at their fair value where there is reasonable assurance that the grant will be received and the Group will comply with all attached conditions.
Government grants related to non-current assets are deducted in arriving at the carrying value of the asset. The grant is recognized in profit or loss over the life of the asset as a reduced depreciation expense.

3.	Financial risk management

3.1.	Financial risk factors
The Group’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk, interest rate risk, and price risk), credit risk, and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets as it relates to foreign exchange risk and seeks to minimize potential adverse effects on the Group’s financial performance. Risk management is carried out under policies approved by the Board of Directors. The Board has provided a written policy covering specific areas, such as foreign exchange risk.

(a)	Market risk

(i)	Foreign exchange risk
The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the United States Dollar, the South African Rand, the Euro, the Australian Dollar, Brazilian Real and the British Pound.
Foreign exchange risk arises when future commercial transactions or recognized assets and liabilities and net investments in foreign operations are denominated in a currency that is not the entity’s functional currency.
The Group has implemented a foreign currency hedging policy to limit the Group’s exposure to fluctuations in foreign currencies. The foreign currency policy reduces exchange rate risk on certain recognized assets and liabilities based on economic hedging principles as opposed to using derivative financial instruments.
The Group has certain investments in foreign operations, whose net assets are exposed to foreign currency translation risk. Currency exposure arising from the assets of the Group’s foreign operations is reduced as a result of assets and liabilities being denominated in the same foreign currencies.
As a result of the U.S. initial public offering proceeds being retained in United States Dollars, the Group has significant foreign currency exposure in respect of United States Dollar:South African Rand exchange rate movements. A financial risk sensitivity analysis is presented in note 38.

Notes to the annual financial statements

for the year ended March 31, 2015

(ii)	Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates.
The Group’s cash flow interest rate risk arises from borrowings, loans to external parties, restricted cash, cash and cash equivalents and the bank overdraft. Borrowings and bank overdrafts issued at variable rates expose the Group to cash flow interest rate risk which is partly offset by financial assets held at variable rates (i.e. cash and cash equivalents and restricted cash).
The Group is not exposed to fair value interest rate risk as the Group does not have any fixed rate interest bearing financial instruments carried at fair value.
Interest rates are constantly monitored and appropriate steps are taken to ensure that the Group’s exposure to interest rate fluctuations is limited. This includes obtaining approval from the Board for all changes to and new borrowing facilities entered into during the year. Refer to note 38 for interest rate risk sensitivity analysis.

(iii)	Price risk
Currently the Group does not have significant price risk. The Group is not exposed to commodity price risk.

(b)	Credit risk
Credit risk is the risk that a counterparty to a financial instrument will fail to discharge an obligation and cause the Group to incur a financial loss. Credit risk arises from cash and cash equivalents as well as credit exposures to customers and in respect of loans provided to external parties. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the statement of financial position, net of impairment losses where relevant.
Credit risk relating to accounts receivable balances is managed by each local entity which is responsible for managing and analyzing the credit risk for each of their new clients before standard payment and delivery terms and conditions are offered. The Group has a policy in place governing the allowance for credit losses.
Cash investments are only placed with high quality financial institutions rated BBB and above (note 13). All changes in or new banking arrangements entered into are approved by the Board. Refer to note 11 for further disclosure on credit risk.

(c)	Liquidity risk
Liquidity risk is the risk that there will be insufficient funds available to settle obligations when they are due.
The Group has limited liquidity risk due to surplus cash balances and the recurring nature of its income which generates strong cash inflows. The level of cash balances in the Group is monitored weekly and cash generated from operations is reviewed against planned cash flows on a monthly basis. In addition, working capital reviews are performed monthly.
Surplus cash is invested in interest bearing current accounts and time-deposits that are expected to readily generate cash inflows for managing liquidity risk.
In addition, the Group maintains headroom on its undrawn borrowing facilities to ensure that the Group does not breach borrowing limits on its borrowing facilities. Refer to note 39 for further disclosure on liquidity risk.

3.2.	Capital risk management
The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern while enhancing the returns for shareholders and ensuring benefits for other stakeholders. The Board of Directors monitors capital by reviewing the net debt position and the net gearing ratio. Gearing is calculated as net debt divided by total equity. Net debt is calculated as total borrowings (including current and non-current borrowings as shown in the statement of financial position) less net cash and cash equivalents. Total capital is calculated as “total equity” as shown in the statement of financial position.
In order to maintain the capital structure, the Group may return capital to shareholders, issue new shares or sell assets to reduce debt.
There were no changes to the Group’s approach to capital management during the year. The Group was not subject to any financial covenants on its borrowings during the 2014 and 2015 fiscal years.

Notes to the annual financial statements

for the year ended March 31, 2015

3.3.	Fair value estimation
Additional analysis of financial instruments carried at fair value, by valuation method has been set out in note 8. The different levels of the fair value hierarchy as required by IFRS 13 have been defined as follows:

•	Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices)

•	Level 3: Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs)
The available-for-sale financial assets and the contingent consideration have been classified as level 3 financial instruments as there are no observable inputs available for use in determining the fair value of these instruments. See note 8 and 33 for further disclosures about these financial instruments which are measured at fair value.

4.	Critical accounting estimates and judgements

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.
The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have significant risk of causing a material adjustment to the carrying amounts of assets and liabilities during the 2015 fiscal year are outlined below:

(a)	Warranty claims
The Group generally offers warranties on its hardware units. Management estimates the related provision for future warranty claims based on historical warranty claim information, as well as recent trends that might suggest that past cost information may differ from future claims.

(b)	Maintenance provision
The Group, in some instances, offers maintenance services as part of its revenue contracts. Management estimates the related provision for maintenance costs per vehicle when the obligation to repair occurs.

(c)	Income taxes
The Group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes. Where applicable, tax legislation is subject to interpretation, management makes assessments, based on expert tax advice, of the relevant tax that is likely to be paid and provides accordingly. When the final outcome is determined and there is a difference this is recognized in the period in which the final outcome is determined.
Determining how much tax to recognize when an uncertain tax position exists requires judgement. The Group applies the measurement principle in IAS 12 Income Taxes, when measuring the amount of tax to recognize related to an uncertain tax position. Therefore the Group measures uncertain tax positions based on a weighted average estimate, taking into account all of the tax uncertainties related to the tax position taken.

(d)	Estimated impairment of goodwill
The Group tests annually whether goodwill has suffered any impairment in accordance with the accounting policy stated in note 2.7. The recoverable amount of CGUs has been based on value in use calculations. These calculations require the use of estimates (note 7).

(e)	Customer relationships
The useful life principally reflects management’s view of the average economic life of the customer base and is assessed by reference to factors such as customer churn rates. An increase in churn rates may lead to a reduction in the estimated useful life.

Notes to the annual financial statements

for the year ended March 31, 2015

(f)	Product development cost
Product development cost directly attributable to the design and testing of identifiable and unique software products controlled by the Group are recorded as intangible assets by the Group when the criteria in note 2.6 have been met. The assessment as to when these criteria have been met is subjective and capitalization has been based on management’s best judgement of facts and circumstances in existence at year end.

(g)	Receivables allowance
The valuation allowance for trade receivables reflects the Group’s estimates of losses arising from the failure or inability of the Group’s customers to make required payments. The allowance is based on the ageing of customer accounts, customer creditworthiness and the Group’s historical write-off experience. Changes to the allowance may be required if the financial condition of the Group’s customers improves or deteriorates. An improvement in financial condition may result in lower actual write-offs. Historically, changes to the estimate of losses have not been material to the Group’s financial position and results.
5.    Segment information

In the fiscal 2014 annual financial statements, segments were organized by geography and by product type. Segments were split based on the geography from which the customer was serviced and between fleet and consumer from a product offering perspective, which took into account the types of products and services provided by each segment.

During the 2014 fiscal year the Group saw strong uptake of both its high-end fleet management solutions and the low-end Beam-e track and trace solution (a consumer product) in the Africa fleet solutions segment. Given the convergence among the brands in Africa consumer solutions and Africa fleet solutions, these businesses were combined in June 2014 and the Group is reporting Africa as a whole from fiscal 2015 onwards. This is consistent with the manner in which segment information is reviewed by the chief operating decision maker.

Additionally, the Group has noted a blending of product and service types in the various geographies in which it operates. As a result, the segment descriptions have been updated to only refer to the geography and not to a specific product or service. This does not represent a change to the segment reporting as the chief operating decision maker continues to assess performance based on geography. The Group’s product range consists of asset tracking and fleet solutions.
The tables below present the segment information on this revised basis, with the 2013 and 2014 fiscal years amended to conform to the current year presentation as shown below.
The segment information provided to the Group’s chief operating decision-maker for the reportable segments for the year ended March 31, 2015 is as follows:

	Total revenue R’000	Inter- segment revenue R’000	Adjusted EBITDA R’000	Assets R’000

Africa	709,928	—	201,750	530,309
Europe	160,678	(429)	4,588	93,972
Americas	166,359	—	(2,684)	76,669
Middle East and Australasia	328,556	(29)	22,304	184,152
Brazil	23,056	(5)	(12,567)	16,054
Central Services Organization*	375,836	(374,570)	101,877	307,645
Total	1,764,413	(375,033)	315,268	1,208,801
Corporate and consolidation entries	—	—	(40,202)	1,318,435
Inter-segment elimination	(375,033)	375,033	—	(298,628)
Total	1,389,380	—	275,066	2,228,608

* This segment was previously named "International".

Notes to the annual financial statements

for the year ended March 31, 2015

The segment information provided to the Group’s chief operating decision-maker for the reportable segments for the year ended March 31, 2014 is as follows:

Restated	Total revenue R’000	Inter- segment revenue R’000	Adjusted EBITDA R’000	Assets R’000

Africa	661,006	(3,654)	198,867	401,581
Europe	160,639	(977)	7,285	88,086
Americas	134,213	—	(6,550)	74,970
Middle East and Australasia	306,450	(1,569)	21,834	162,848
Brazil	11,901	(56)	(11,621)	9,695
Central Services Organization	358,538	(354,833)	102,778	285,825
Total	1,632,747	(361,089)	312,593	1,023,005
Corporate and consolidation entries	—	—	(30,370)	1,137,533
Inter-segment elimination	(361,089)	361,089	—	(183,438)
Total	1,271,658	—	282,223	1,977,100

The segment information provided to the Group’s chief operating decision-maker for the reportable segments for the year ended March 31, 2013 is as follows:

Restated	Total revenue R’000	Inter- segment revenue R’000	Adjusted EBITDA R’000	Assets R’000

Africa	612,188	(4,421)	181,484	357,666
Europe	128,116	(576)	(4,608)	60,078
Americas	155,657	—	3,039	53,067
Middle East and Australasia	265,598	—	32,952	129,133
Brazil	—	—	(2,062)	4,529
Central Services Organization	330,755	(315,837)	94,784	243,284
Total	1,492,314	(320,834)	305,589	847,757
Corporate and consolidation entries	—	—	(14,768)	415,493
Inter-segment elimination	(320,834)	320,834	—	(110,462)
Total	1,171,480	—	290,821	1,152,788

Notes to the annual financial statements

for the year ended March 31, 2015

The fiscal 2014 and 2013 segment information has been amended to conform to the current year presentation as follows:

		Total revenue R’000	Inter- segment revenue R’000	Adjusted EBITDA R’000	Assets R’000

	Year ended March 31, 2014
Africa (As previously reported)	Consumer solutions	355,084	(17,632)	105,162	276,643
	Fleet solutions	325,400	(5,500)	95,209	131,286
		680,484	(23,132)	200,371	407,929
	Adjustments:
	Inter-segment revenue eliminations	(19,478)	19,478	—	—
	Inter-segment unrealized profit eliminations	—	—	(1,504)	(969)
	Inter-segment investments and intercompany receivable eliminations	—	—	—	(5,379)
	Africa (Restated)	661,006	(3,654)	198,867	401,581

	Corporate and consolidation entries (As previously reported)	—	—	(31,874)	1,136,564
	Adjustments:
	Inter-segment unrealized profit eliminations	—	—	1,504	969
	Corporate and consolidation entries (Restated)	—	—	(30,370)	1,137,533

	Inter-segment elimination (As previously reported)	(380,567)	380,567	—	(188,817)
	Adjustments:
	Inter-segment revenue eliminations	19,478	(19,478)	—	—
	Inter-segment investments and intercompany receivable eliminations	—	—	—	5,379
	Inter-segment elimination (Restated)	(361,089)	361,089	—	(183,438)

Notes to the annual financial statements

for the year ended March 31, 2015

		Total revenue R’000	Inter- segment revenue R’000	Adjusted EBITDA R’000	Assets R’000
Year ended March 31, 2013
Africa (As previously reported)	Consumer solutions	343,578	(11,910)	86,943	279,239
	Fleet solutions	281,937	(5,838)	94,541	83,047
		625,515	(17,748)	181,484	362,286
Adjustments:
Inter-segment revenue eliminations		(13,327)	13,327	—	—
Inter-segment investments and intercompany receivable eliminations		—	—	—	(4,620)
Africa (Restated)		612,188	(4,421)	181,484	357,666

As previously reported:
Inter-segment elimination (As previously reported)		(334,161)	334,161	—	(115,082)
Adjustments:
Inter-segment revenue eliminations		13,327	(13,327)	—	—
Inter-segment investments and intercompany receivable eliminations		—	—	—	4,620
Inter-segment elimination (Restated)		(320,834)	320,834	—	(110,462)
There are no material non-cash items provided to the Group’s chief operating decision-maker other than disclosed in the reconciliation of profit for the year to Adjusted EBITDA below.
Additions to property, plant and equipment and intangible assets are presented gross of any inter-segment elimination entries, with inter-segment eliminations presented within “Corporate and consolidation entries”. This is consistent with the manner in which total assets per reportable segment are provided to the chief operating decision maker.
The additions to non-current assets which are included in the measure of segment assets provided to the Group’s chief operating decision-maker for the reportable segments for the year ended March 31, 2015 are as follows:

	Property, plant and equipment R’000	Intangible assets R’000

Africa	68,666	8,295
Europe	3,117	—
Americas	3,739	—
Middle East and Australasia	3,138	171
Brazil	4,292	333
Central Services Organization	3,836	43,479
Corporate and consolidation entries	(22,897)	9,260
Total	63,891	61,538

Notes to the annual financial statements

for the year ended March 31, 2015

The additions to non-current assets which are included in the measure of segment assets provided to the Group’s chief operating decision-maker for the reportable segments for the year ended March 31, 2014 are as follows:

	Property, plant and equipment R’000	Intangible assets R’000

Africa	76,115	13,323
Europe	3,951	—
Americas	4,236	458
Middle East and Australasia	3,196	18
Brazil	1,899	331
Central Services Organization	6,014	41,172
Corporate and consolidation entries	(15,221)	(183)
Total	80,190	55,119

The additions to non-current assets which are included in the measure of segment assets provided to the Group’s chief operating decision-maker for the reportable segments for the year ended March 31, 2013 are as follows:

	Property, plant and equipment R’000	Intangible assets R’000

Africa	47,744	9,522
Europe	1,724	—
Americas	592	1,227
Middle East and Australasia	890	13
Brazil	319	—
Central Services Organization	5,280	31,827
Corporate and consolidation entries	(5,050)	59
Total	51,499	42,648

During the 2015 fiscal year, impairments to furniture and fittings and computer equipment of R0.5 million (2014: R0.3 million, 2013: nil) were recognized in profit or loss by the Middle East and Australasia segment. A R0.6 million impairment related to the helicopter asset was also recognized in profit or loss by the Africa segment. The Central Services Organization segment recognized impairments of capitalized product development costs of R0.5 million (2014: R0.1 million, 2013: R5.2 million) in profit or loss.
Operating segments are reported in a manner consistent with the internal reporting provided to the Group’s chief operating decision-maker. The Group’s chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified collectively as the executive committee and the Chief Executive Officer.
The Group’s chief operating decision-maker assesses the performance of the operating segments based on Adjusted EBITDA. Adjusted EBITDA is defined as the profit for the period before income taxes, net interest income/(expense), depreciation of property, plant and equipment including capitalized customer in-vehicle devices, amortization of intangible assets including capitalized in-house development costs, share-based compensation costs, transaction costs arising from the acquisition of a business, restructuring costs, profits/(losses) on the disposal or impairments of assets or subsidiaries, insurance reimbursements relating to impaired assets, certain litigation costs, unrealized foreign exchange gains/(losses) and foreign exchange gains/(losses) related to the cash proceeds raised through the IPO.

Notes to the annual financial statements

for the year ended March 31, 2015

A reconciliation of Adjusted EBITDA to profit for the year is disclosed below.

	March 31, 2015	March 31, 2014	March 31, 2013
	R’000	R’000	R’000

Reconciliation of Adjusted EBITDA to profit for the year
Adjusted EBITDA	275,066	282,223	290,821
Add:
Net profit on sale of property, plant and equipment and intangible assets	—	97	314
Net realized foreign exchange losses	7,928	—	1,669
Insurance reimbursement (1)	3,237	—	—
Less:
Depreciation(2)	(61,099)	(47,887)	(41,201)
Amortization(3)	(46,294)	(44,941)	(56,985)
Impairment(4)	(1,646)	(379)	(5,158)
Share-based compensation costs(5)	(7,578)	(4,611)	(3,151)
Net loss on sale of property, plant and equipment and intangible assets	(456)	—	—
Foreign currency translation reserve released due to liquidation of intermediary subsidiary holding company (note 32.2)	—	—	(394)
Restructuring costs(6)	(11,267)	(2,745)	—
Non-recurring initial public offering costs	—	(8,503)	—
Transaction costs arising from the acquisition of a business	(93)	(211)	(38)
Net litigation costs (7)	(7,937)	—	—
Net realized foreign exchange gains	—	(1,545)	—
Operating profit	149,861	171,498	185,877
Finance income/(cost) — net	80,778	40,660	(6,011)
Taxation	(81,623)	(60,574)	(51,400)
Profit for the year	149,016	151,584	128,466

(1)	Insurance reimbursement related to the helicopter asset impaired during the second quarter of the 2015 fiscal year.

(2)	Includes depreciation of property, plant and equipment (including in-vehicle devices).

(3)	Includes amortization of intangible assets (including product development costs).

(4)
Includes R0.5 million impairment of computer equipment and furniture and fittings which is related to the restructuring described in note 20, also includes R0.6 million related to the helicopter asset and R0.5 million impairment of capitalized product development costs. In 2014, the asset impairments were related to product development costs and furniture and fittings. In 2013, the amounts were related to the impairment of product development costs capitalized.

(5)	Share-based compensation costs include R2.4 million related to cash-settled share-based payments described in note 21 and R5.2 million from equity-settled share-based payments described in note 15.

(6)	Restructuring costs incurred are described in note 20.

(7)	Net costs relating to litigation and the related insurance proceeds are described in note 24.

The revenue from external parties reported to the Group’s chief operating decision-maker is measured in a manner consistent with that in the income statement. The amounts provided to the Group’s chief operating decision-maker with respect to total assets are measured in a manner consistent with that of the financial statements. These assets are allocated based on the physical location of the asset.

Notes to the annual financial statements

for the year ended March 31, 2015

Revenue generated by the South African-based operating segments of the Group (i.e. Africa and Central Services Organization) to its local and foreign-based customers amounted to R696.7 million (2014: R650.3 million, 2013: R615.2 million) for the 2015 fiscal year, whereas revenue generated by the foreign-based segments of the Group (i.e. Europe, Americas, East Africa, Middle East, Brazil and Australasia) to its local and foreign-based customers amounted to R692.7 million (2014: R621.3 million, 2013: R556.2 million).
Total non-current assets other than financial instruments and deferred tax assets located in South Africa is R472.7 million (2014: R380.6 million), and the total of these non-current assets located in foreign countries is R26.9 million (2014: R22.9 million).

Notes to the annual financial statements

for the year ended March 31, 2015

6.    Property, plant and equipment

	Property owned R’000	Plant, equipment, vehicles and other owned R’000	Computer and radio owned R’000	In-vehicle devices uninstalled R’000	In-vehicle devices installed R’000	Total owned R’000	Plant, equipment, vehicles and other leased R’000	Computer and radio leased R’000	Total leased R’000	Total R’000

At April 1, 2013
Cost	22,014	41,500	51,525	9,309	148,104	272,452	117	770	887	273,339
Accumulated depreciation	(2,974)	(27,762)	(33,690)	—	(111,562)	(175,988)	(34)	(770)	(804)	(176,792)
Net book amount	19,040	13,738	17,835	9,309	36,542	96,464	83	—	83	96,547

Year ended March 31, 2014
Opening net book amount	19,040	13,738	17,835	9,309	36,542	96,464	83	—	83	96,547
Additions	—	10,103	11,144	58,943	—	80,190	—	—	—	80,190
Transfers	—	83	—	(47,810)	47,810	83	(83)	—	(83)	—
Impairment (notes 5, 24, 30, 32.2)	—	(316)	—	—	—	(316)	—	—	—	(316)
Disposals	—	(585)	(55)	—	(226)	(866)	—	—	—	(866)
Depreciation charge (notes 5, 24, 32.2)	(447)	(5,544)	(9,313)	—	(32,583)	(47,887)	—	—	—	(47,887)
Currency translation differences	—	603	260	180	368	1,411	—	—	—	1,411
Closing net book amount	18,593	18,082	19,871	20,622	51,911	129,079	—	—	—	129,079

At March 31, 2014
Cost	22,014	44,895	51,071	20,622	112,461	251,063	—	—	—	251,063
Accumulated depreciation	(3,421)	(26,813)	(31,200)	—	(60,550)	(121,984)	—	—	—	(121,984)
Net book amount	18,593	18,082	19,871	20,622	51,911	129,079	—	—	—	129,079

Year ended March 31, 2015
Opening net book amount	18,593	18,082	19,871	20,622	51,911	129,079	—	—	—	129,079
Additions	255	5,395	9,289	48,952	—	63,891	—	—	—	63,891
Business combination (note 33)	—	2,135	556	—	3,563	6,254	—	—	—	6,254
Transfers	—	(665)	665	(52,858)	52,858	—	—	—	—	—
Impairment (notes 5, 24, 30, 32.2)	—	(787)	(403)	—	—	(1,190)	—	—	—	(1,190)
Disposals	—	(325)	(27)	—	(709)	(1,061)	—	—	—	(1,061)
Depreciation charge (notes 5, 24, 32.2)	(450)	(6,729)	(11,208)	—	(42,712)	(61,099)	—	—	—	(61,099)
Currency translation differences	—	166	116	(73)	(239)	(30)	—	—	—	(30)
Closing net book amount	18,398	17,272	18,859	16,643	64,672	135,844	—	—	—	135,844

Notes to the annual financial statements

for the year ended March 31, 2015

	Property owned R’000	Plant, equipment, vehicles and other owned R’000	Computer and radio owned R’000	In-vehicle devices uninstalled R’000	In-vehicle devices installed R’000	Total owned R’000	Plant, equipment, vehicles and other leased R’000	Computer and radio leased R’000	Total leased R’000	Total R’000

Year ended March 31, 2015
Cost	22,269	46,127	60,976	16,643	141,110	287,125	—	—	—	287,125
Accumulated depreciation	(3,871)	(28,855)	(42,117)	—	(76,438)	(151,281)	—	—	—	(151,281)
Net book amount	18,398	17,272	18,859	16,643	64,672	135,844	—	—	—	135,844

Additions of R63.9 million made in 2015 include non-cash additions of furniture and fittings of R0.3 million relating to the Central Services Organization segment. Additions of R80.2 million made in 2014 include non-cash additions of furniture and fittings of R0.6 million relating to decommissioning costs previously classified within provisions in the Europe segment.
Depreciation expense of R48.7 million (2014: R34.7 million, 2013: R30.9 million) has been charged to cost of sales. The remainder has been included in administration and other charges in the income statement.
During the 2015 fiscal year, impairments to furniture and fittings and computer equipment of R0.5 million (2014: R0.3 million, 2013: nil) were recognized in profit or loss by the Middle East and Australasia segment as well as R0.6 million related to the helicopter asset in the Africa segment.

Notes to the annual financial statements

for the year ended March 31, 2015

 7.    Intangible assets

	Goodwill R’000	Patents and trademarks R’000	Customer relationships R’000	Product development costs R’000	Technology, software and other R’000		Total R’000

At 1 April 2013
Cost	562,263	8,609	51,591	142,489	104,961		869,913
Accumulated amortization	—	(8,043)	(47,408)	(91,166)	(77,560)		(224,177)
Net book amount	562,263	566	4,183	51,323	27,401		645,736

Year ended March 31, 2014
Opening net book amount	562,263	566	4,183	51,323	27,401		645,736
Additions	—	291	—	41,205	13,623		55,119
Business combination (note 33)	2,656	—	—	—	4,000		6,656
Capitalization of borrowing cost	—	—	—	10	—		10
Transfers	—	—	—	(614)	614		—
Disposals	—	—	—	—	(15)		(15)
Amortization charge (notes 24 and 32.2)	—	(291)	(2,624)	(27,336)	(14,690)		(44,941)
Impairment loss (notes 5, 24, 30, 32.2)	—	—	—	(63)	—		(63)
Currency translation differences	28,557	18	770	21	322		29,688
Closing net book amount	593,476	584	2,329	64,546	31,255		692,190

At March 31, 2014
Cost	593,476	10,325	57,473	152,189	115,391		928,854
Accumulated amortization	—	(9,741)	(55,144)	(87,643)	(84,136)		(236,664)
Net book amount	593,476	584	2,329	64,546	31,255		692,190

Year ended March 31, 2015
Opening net book amount	593,476	584	2,329	64,546	31,255		692,190
Additions	—	25	—	53,042	8,471		61,538
Business combination (note 33)	19,740	2,155	40,166	—	1,180		63,241
Disposals*	—	—	—	—	—	[3]	—
Amortization charge (notes 24 and 32.2)	—	(382)	(4,345)	(24,664)	(16,903)		(46,294)
Impairment loss (notes 5, 24, 30, 32.2)	—	—	—	(456)	—		(456)
Currency translation differences	8,210	—	35	60	(6)		8,299
Closing net book amount	621,426	2,382	38,185	92,528	23,997		778,518

At March 31, 2015
Cost	621,426	2,990	69,445	149,967	86,854		930,682
Accumulated amortization	—	(608)	(31,260)	(57,439)	(62,857)		(152,164)
Net book amount	621,426	2,382	38,185	92,528	23,997		778,518

* The historical costs and accumulated amortization on fully depreciated assets which were retired and removed from the accounting records during the year included R10.0 million relating to patents and trademarks, R30.1 million relating to customer relationships, R55.3 million relating to product development costs and R38.6 million relating to technology, software and other.

Notes to the annual financial statements

for the year ended March 31, 2015

Staff costs of R34.1 million (2014: R33.9 million, 2013: R23.8 million) have been capitalized to product development costs during the year.

Additions of R61.5 million made during 2015 include non-cash additions of R1.3 million relating to capitalized development costs and R0.5 million relating to software costs which have been accrued. R6.0 million was paid in the current fiscal year which related to capitalized staff development costs which were accrued and treated as non-cash additions in the 2014 fiscal year.

Amortization expense of R25.4 million (2014: R27.9 million, 2013: R33.5 million) has been charged to cost of sales. The remainder has been included in administration and other charges in the income statement.

An impairment loss, amounting to R0.5 million (2014: R0.1 million, 2013: R5.2 million) in the Central Services Organization operating segment (notes 5, 24 and 32.2), arose due to the recoverable amount being less than the carrying value of certain identified intangible assets. The impairment loss has been included in administration and other charges in the income statement.
Impairment tests for goodwill
Goodwill is allocated to the Group’s CGUs identified within its operating segments. A summary of the goodwill at operating segment level is presented below:

	March 31, 2014 R’000	Foreign currency translation differences R'000	Additions R'000	March 31, 2015 R’000

Central Services Organization	103,119	—	—	103,119
Europe	115,152	2,210	—	117,362
Middle East and Australasia	41,895	6,000	—	47,895
Africa	333,310	—	19,740	353,050
Total	593,476	8,210	19,740	621,426

The recoverable amount of all CGUs are determined based on value in use calculations, which use pre-tax cash flow projections based on approved financial budgets covering a three to five year period. A five-year period was used to ensure that in respect of the Europe segment, stable cash flows are used for purposes of calculating terminal values included in the value in use calculations. These cash flows are based on the current market conditions and near-term expectations.

The key assumptions used for the value in use calculations are as follows:

2015	Central Services Organization and Africa	Europe	Middle East and Australasia

Discount rate
- pre-tax discount rate applied to the cash flow projections (%)	19.8 – 22.3	8.7	10.8
Growth rate
- growth rate used to extrapolate cash flow beyond the budget period (%)	3.2	2.3	3.6

Notes to the annual financial statements

for the year ended March 31, 2015

2014	Central Services Organization and Africa	Europe	Middle East and Australasia

Discount rate
- pre-tax discount rate applied to the cash flow projections (%)	15.5 – 16.4	10.3	14.6
Growth rate
- growth rate used to extrapolate cash flow beyond the budget period (%)	3.8	2.4	1.8

The discount rates were calculated using the capital asset pricing model. These rates reflect specific risks relating to the relevant CGUs. The growth rate has been determined based on the expected long-term inflation outlook.
Goodwill sensitivity
Given the significant headroom that exists in the CGUs, management believes that a reasonable change in assumptions would not trigger any impairments.
8.    Available-for-sale financial asset
Available-for-sale financial assets include the following listed securities:

	March 31, 2015 R’000	March 31, 2014 R’000

1,288,920 ordinary shares in Datatrak Malta Limited, which is denominated in Euro	—	—

The Group impaired the available-for-sale financial asset in full in the 2011 fiscal year as there was no demonstrable active market for trading these shares and no income is expected to be derived from this investment in the foreseeable future. The position remained unchanged at the end of the 2015 fiscal year.
There were no additions or disposals of available-for-sale financial assets during the 2015 fiscal year (2014: nil).
The available-for-sale financial assets have been classified as level 3 as there are no observable inputs available for use in valuing these investments.

9.    Finance lease receivable

	March 31, 2015 R’000	March 31, 2014 R’000

Total finance lease receivable	6,609	13,329
Short-term portion receivable within 12 months	5,607	6,652
Long-term portion receivable after 12 months	1,002	6,677

The Group has entered into certain finance lease arrangements with customers to supply fleet management products and services. The terms of the leases vary between 24 and 36 months and the leases are denominated in Euro. The unguaranteed residual values of the assets leased under finance lease are considered negligible.

Notes to the annual financial statements

for the year ended March 31, 2015

The finance lease receivables are neither past due nor impaired. In determining the recoverability of the finance lease receivable, the Group considers any change in the credit quality of the finance lease receivable from the date the leases were initially entered into until the end of the current reporting year.
The decline in the finance lease receivable is primarily attributable to monthly finance lease payments received during the 2015 fiscal year.

	March 31, 2015 R’000	March 31, 2014 R’000

Gross finance lease receivable - minimum lease payments:
Not later than one year	5,811	7,748
Later than one year but not later than five years	1,019	6,328
	6,830	14,076
Unearned finance income	(221)	(747)
Net investment in finance leases	6,609	13,329

The net investment in finance leases may be analyzed as follows:

	March 31, 2015 R’000	March 31, 2014 R’000

Not later than one year	5,607	6,652
Later than one year but not later than five years	1,002	6,677
Net investment in finance leases	6,609	13,329

10.    Inventory

	March 31, 2015 R’000	March 31, 2014 R’000

Inventory - finished goods	38,934	39,774

During the current year an amount of R3.2 million (2014: R2.6 million) was recognized as a charge in cost of sales as a result of the write down of inventory to net realizable value (note 24 and 32.2).
11.    Trade and other receivables

	March 31, 2015 R’000	March 31, 2014 R’000

Trade receivables	229,797	202,450
Less: Provision for impairment of trade receivables	(13,255)	(7,922)
Trade receivables — net	216,542	194,528
Prepayments	23,901	24,338
Sundry debtors	21,131	15,973
	261,574	234,839

Notes to the annual financial statements

for the year ended March 31, 2015

The ageing of trade receivables at the reporting date is as follows:

	Gross R’000	Provision for impairment R’000

2015
Not past due	141,219	(376)
Past due by 1 to 30 days	43,669	(195)
Past due by 31 to 60 days	12,629	(387)
Past due by more than 60 days	32,280	(12,297)
Total	229,797	(13,255)

	Gross R’000	Provision for impairment R’000

2014
Not past due	113,315	(205)
Past due by 1 to 30 days	43,510	(339)
Past due by 31 to 60 days	17,369	(716)
Past due by more than 60 days	28,256	(6,662)
Total	202,450	(7,922)

The trade receivables above, which are past due and not impaired and fully performing trade receivables, relate to a number of independent customers for whom there is no recent history of default.
Sundry debtors are neither past due nor impaired.
The carrying amounts of trade and other receivables are denominated in the following currencies:

	March 31, 2015 R’000	March 31, 2014 R’000

South African Rand	82,340	71,999
UK Pound	20,985	24,288
US Dollar	110,208	88,482
AU Dollar	18,163	20,062
Euro	22,167	23,084
Brazilian Real	6,378	3,862
Other	1,333	3,062
	261,574	234,839

Notes to the annual financial statements

for the year ended March 31, 2015

Movements in the Group’s provision for impairment of trade receivables are as follows:

	March 31, 2015 R’000	March 31, 2014 R’000

Opening balance	(7,922)	(7,356)
Increase in provision for impairment (note 32.2)	(16,282)	(7,820)
Receivables written off during the year as irrecoverable	11,319	7,425
Foreign currency translation differences	(370)	(171)
Closing balance	(13,255)	(7,922)

The creation of the provision for impairment of trade receivables has been included in administration and other charges in the income statement. In determining the recoverability of a trade receivable, the Group considers any change in the credit quality of the trade receivable from the date credit was initially granted until the end of the reporting year. Amounts charged to the allowance account are generally written off when there is no expectation of recovering additional cash.
Trade receivables of R27.7 million (2014: R30.9 million) are pledged as security for the Group’s overdraft facilities.
The fair value of trade and other receivables approximate their book values as the impact of discounting is not considered material due to the short-term nature of the receivables. The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above. Other than 9% of the gross receivable balance relating to one debtor at the end of the 2015 fiscal year (2014: 10% of the gross receivable balance relating to one debtor), the Group has no significant concentration of credit risk, due to its spread of customers across various operations and geographical locations. The Group does not hold any collateral as security.

12.    Restricted cash

	March 31, 2015 R’000	March 31, 2014 R’000

Cash securing guarantee issued in terms of the Mobile Telephone Networks Proprietary Limited incentive agreement (denominated in South African Rand)	1,000	1,000
Cash securing guarantees issued in respect of lease agreements entered into (denominated in South African Rand)	393	393
Cash securing guarantees issued in respect of products sold by MiX Telematics Europe Limited (denominated in Euro)	1,637	1,303
Cash securing guarantees issued in respect of MiX Telematics Middle East FZE*	3,847	3,361
Cash held for purposes of distribution to MiX Telematics Enterprise BEE Trust and MiX Telematics Fleet Support Trust beneficiaries (denominated in South African Rand)	5,057	4,222
Guarantees issued in respect of corporate credit card agreements entered into in North America (denominated in US Dollar)	605	—
Cash held in trust as contingent consideration for business acquired by MiX Telematics Africa Proprietary Limited (denominated in South African Rand)**	18,000	—
	30,539	10,279

* Includes employee visas in the UAE of R3.7 million (2014: R3.2 million) that are denominated in Arab Emirates Dirham and a VAT registration guarantee of R0.1 million (2014: R0.1 million) that is denominated in Euro.
** Refer to note 33 for details on the contingent consideration payable.

Notes to the annual financial statements

for the year ended March 31, 2015

 13.    Net cash and cash equivalents
Net cash and cash equivalents included in the cash flow statement comprise the following amounts included in the statement of financial position:

	March 31, 2015 R’000	March 31, 2014 R’000	March 31, 2013 R’000

Cash and cash equivalents	945,381	830,449	147,702
Bank overdraft (note 16)	(17,966)	(27,810)	(56,005)
	927,415	802,639	91,697

The credit quality of cash and cash equivalents, that are neither past due nor impaired can be assessed by reference to external credit ratings.

	March 31, 2015 R’000	March 31, 2014 R’000	March 31, 2013 R’000

Cash and cash equivalents:
AAA	3,482	—	—
AA	738,743	666,583	5,989
A	92,841	76,181	36,124
BBB	110,315	87,685	105,589
	945,381	830,449	147,702

The carrying amounts of net cash and cash equivalents are denominated in the following currencies:

	March 31, 2015 R’000	March 31, 2014 R’000	March 31, 2013 R’000

South African Rand	140,618	103,944	72,225
UK Pound	37,017	29,216	16,668
US Dollar	718,096	653,091	(5,188)
Euro	9,774	(3,720)	(4,575)
AU Dollar	17,328	12,948	8,012
Brazilian Real*	3,495	2,535	4,119
Other*	1,087	4,625	436
	927,415	802,639	91,697

* Cash and cash equivalents denominated in Brazilian Real were included in the “Other” line in fiscal 2014 and 2013.

Notes to the annual financial statements

for the year ended March 31, 2015

14.    Stated capital

	Number of shares 000’s	Stated capital R’000

At April 1, 2013	659,963	790,491
Share issue in relation to share options exercised	14,187	15,776
Proceeds from shares issued, net of share issue costs	110,000	622,983
Balance at March 31, 2014	784,150	1,429,250
Share issue in relation to share options exercised	8,688	7,743

Balance at March 31, 2015	792,838	1,436,993

The total authorized number of ordinary shares at the end of the financial year amounted to 1 billion shares (2014: 1 billion) with no par value. All issued shares are fully paid up and carry one vote per share and the right to dividends. There were no changes to the authorized number of ordinary shares during the current or prior financial year.

In terms of a special resolution approved in fiscal 2014 a new class of no par value shares, consisting of 100 million preference shares, was created. No preference shares have been issued to date.

Fiscal 2014 New York Stock Exchange listing and proceeds from shares issued

On August 9, 2013, following a successful U.S. initial public offering of American Depositary Shares or “ADSs”, each of which represents 25 ordinary shares at no par value, the Company’s ADSs were listed on the New York Stock Exchange and are traded under the symbol MIXT. As part of the U.S. initial public offering of ADSs, the Company issued 4,400,000 ADSs on August 14, 2013 and raised R649.9 million for the Company (before expenses amounting to R27.0 million). Selling shareholders sold an additional 2,840,512 ADSs, resulting in a total capital raise by the Company and selling shareholders, prior to underwriting discount, of R1,150 million. The Company did not receive any proceeds from ADSs that were sold by the selling shareholders.

R’000

Reconciliation of initial public offering price and proceeds received, net of expenses:
Initial public offering price	1,150,013
Underwriting discount	(80,501)
Proceeds received by selling shareholders (before expenses)	(419,578)
Proceeds received by Company (before expenses)	649,934
Share issue expenses	(26,951)
Proceeds from shares issued, net of share issue costs	622,983

Equity incentive plans

The Group has issued share options under two equity incentive plans, the TeliMatrix Group Executive Incentive Scheme and the MiX Telematics Long-Term Incentive Plan (“LTIP”), to directors and certain key employees within the Group. With the introduction of the LTIP, which was approved by shareholders in terms of an ordinary resolution on September 17, 2014, no further awards will be made in terms of the TeliMatrix Group Limited Executive Incentive Scheme.

Notes to the annual financial statements

for the year ended March 31, 2015

The LTIP is now being used to issue share incentives to employees and executive members within the Group. The LTIP provides for three types of grants to be issued, namely performance shares, retention shares and share appreciation rights (“SARs”). To date only SARs have been issued.

The table below indicates the total number of awards available under the LTIP which are available for issue:

Number of awards

Reconciliation of number of awards available for issue under the LTIP:
Maximum number of awards that may be issued during the life of the LTIP	120,000,000
Issued in fiscal 2015	(2,900,000)
Number of awards available for issue as at March 31, 2015	117,100,000

Both equity incentive plans are discussed in further detail in the sections that follow.

Share options under the TeliMatrix Group Executive Incentive Scheme
Share options have been granted to directors and certain key employees within the Group. The exercise price of the options granted is equal to the weighted average market value of ordinary shares for the 20 days preceding the date of the grant. The options vest in tranches of 25% per annum, commencing on the second anniversary of the grant date and expire six years after the grant date. In addition to these vesting periods, the vesting of the share options granted are conditional on certain performance conditions being met, namely the share price on the associated measurement date being in excess of the target, after being reduced by the aggregate amount of dividends paid, or an annual total shareholder return in excess of 10% and 5%, taking into account any dividends paid during the vesting period, being achieved. The Group has no legal or constructive obligation to repurchase or settle the options in cash.
Movements in the total number of share options outstanding and their related weighted average exercise prices are as follows:

	Weighted average exercise price 2015 cents per share	Number of options 2015 000’s	Weighted average exercise price 2014 cents per share	Number of options 2014 000’s

Outstanding at the beginning of the year	152	38,913	138	63,675
Granted on September 10, 2014	411	7,000	—	—
Exercised	89	(8,688)	111	(14,187)
Forfeited	130	(437)	166	(1,625)
Expired	125	(200)	118	(8,950)
Outstanding at the end of the year	217	36,588	152	38,913
Exercisable at the end of the year		10,438		11,763

The weighted average remaining contractual life on share options outstanding at year end is 2.98 years (2014: 2.92 years).
Options exercised in 2015 resulted in 8,687,500 shares (2014: 14,187,500 shares) being issued at weighted average exercise price of 89 cents per share (2014: 111 cents per share). The related weighted average share price at the time of exercise was 402 cents per share (2014: 547 cents per share).

Notes to the annual financial statements

for the year ended March 31, 2015

Share options outstanding at the end of the fiscal year have the following exercise prices:

				March 31, 2015 R’000	March 31, 2014 R’000

Annual shareholder return:	Grant date	Expiry date	Exercise price
10%(1)	June 23, 2008	June 23, 2014	125 cents	—	200
10%(1)	December 9, 2008	December 9, 2014	70 cents	—	1,275
5%	June 4, 2010	June 4, 2016	112 cents	7,325	10,075
5%	September 13, 2011	September 13, 2017	130 cents	600	1,450
10%	January 3, 2012	January 3, 2018	154 cents	3,500	3,500
10%	November 7, 2012	November 7, 2018	246 cents	11,600	11,600
10%	September 10, 2014	September 10, 2020	411 cents	7,000	—
Target share price:
R10(1)	June 23, 2008	June 23, 2014	125 cents	—	200
R5(1)	December 9, 2008	December 9, 2014	70 cents	—	3,800
R5	June 4, 2010	June 4, 2016	112 cents	5,525	5,525
R5	September 13, 2011	September 13, 2017	130 cents	1,038	1,288
				36,588	38,913

(1) Expired during the 2015 fiscal year.
The weighted average fair value of options granted during the 2015 fiscal year was determined using a combination of the Monte Carlo Simulation option pricing model and the Binomial Tree option pricing model. The key drivers and assumptions input into the valuation models used to determine these values are disclosed below.
As the shares were only listed on the JSE on November 12, 2007, the volatility was calculated using a mixture of the Company’s historical share data as well as the share data of comparable companies.

Notes to the annual financial statements

for the year ended March 31, 2015

 The salient details of options granted during the 2015 fiscal year are provided in the table below:

Total shareholder return

Grant date	September 10, 2014
Fair value (cents per share)	170.6
Option strike price (cents per share)	411.0
JSE share price on grant date (cents per share)	411.0
Expiry date	September 10, 2020
Performance conditions
— Total shareholder return of (%)	10.0
Remaining contractual life at March 31, 2015	5.45

Valuation assumptions and drivers
Volatility (%)	33.7
Anticipated forfeiture rate (%)	5.0
Anticipated dividend streams (cents per share)	None
Anticipated dividend yield (%)	0.0
Annual risk-free interest rate (%)	7.7

No new options were granted during the 2014 fiscal year.

Share appreciation rights

Under the LTIP SARs may be issued to certain directors and key employees. The award price of the SARs granted is equal to the closing market value of ordinary shares on the day preceding the date of the grant. The SARs granted vest in tranches of 25% per annum, commencing on the second anniversary of the grant date and expire six years after the grant date. In addition to these vesting periods, the vesting of the SARs granted are conditional on a performance condition of an annual total shareholder return in excess of 10%, taking into account any dividends paid during the vesting period, being achieved.
Upon exercise of the SARs by participants, the Group will settle the value of the difference between the award and grant price by delivering shares, alternatively as a fall back provision only, by settling the value in cash.
Movements in the total number of SARs outstanding and their related weighted average award prices are as follows:

	Weighted average exercise price 2015 cents per share	Number of options 2015 000’s	Weighted average award price 2014 cents per share	Number of options 2014 000’s

Outstanding at the beginning of the year	—	—	—	—
Granted on December 16, 2014	305	2,900	—	—
Outstanding at the end of the year	305	2,900	—	—
Exercisable at the end of the year		—		—

The weighted average remaining contractual life on SARs outstanding at year end is 5.71 years (2014: not applicable).
No SARs were exercised during the year.

Notes to the annual financial statements

for the year ended March 31, 2015

SARs outstanding at the end of the fiscal year have the following award prices:

				March 31, 2015 R’000	March 31, 2014 R’000

Annual shareholder return:	Grant date	Expiry date	Award price
10%	December 16, 2014	December 16, 2020	305	2,900	—
				2,900	—

The weighted average fair value of SARs granted during the 2015 fiscal year was determined using a combination of the Monte Carlo Simulation option pricing model and the Binomial Tree option pricing model. The key drivers and assumptions input into the valuation models used to determine these values are disclosed below.
As the shares were only listed on the JSE on November 12, 2007, the volatility was calculated using a mixture of the Company’s historical share data as well as the share data of comparable companies.

The salient details of SARs granted during the 2015 fiscal year are provided in the table below:

Total shareholder return
Grant date	December 16, 2014
Fair value (cents per share)	130.7
Award price (cents per share)	305.0
JSE share price on grant date (cents per share)	305.0
Expiry date	December 16, 2020
Performance conditions
— Total shareholder return of (%)	10.0
Remaining contractual life at March 31, 2015	5.71

Valuation assumptions and drivers
Volatility (%)	36.0
Anticipated forfeiture rate (%)	5.0
Anticipated dividend streams (cents per share)	None
Anticipated dividend yield (%)	0.0
Annual risk-free interest rate (%)	7.4

No SARs were granted during the 2014 fiscal year.
Refer to note 24 for the total expense recognized in fiscal year 2015 in respect of equity-settled instruments granted to employees and directors.

Notes to the annual financial statements

for the year ended March 31, 2015

 Group executives held the following share options outstanding at March 31, 2015 (summarized by grant date):

	June 4, 2010 000’s	June 4, 2010 000’s	January 3, 2012 000’s	November 7, 2012 000’s	September 10, 2014 000’s	Total 000’s
S Joselowitz(1)	1,500	3,000	—	2,500	—	7,000
R Botha	1,375	—	—	—	—	1,375
M Pydigadu(1)	1,100	500	—	1,000	1,500	4,100
H Scott	375	500	—	—	—	875
C Tasker(1)	1,500	—	2,000	2,000	1,500	7,000
B Horan	125	—	750	1,500	1,000	3,375
G Pretorius	125	—	750	1,500	1,000	3,375
C Lewis	125	—	—	1,500	1,000	2,625
	6,225	4,000	3,500	10,000	6,000	29,725
Option strike price (cents per share)	112	112	154	246	411
JSE share price on grant date (cents per share)	104	104	160	300	411
Expiry date	June 4, 2016	June 4, 2016	January 3, 2018	November 7, 2018	September 10, 2020
Performance conditions:
Share price of (Rand)	n/a	5	n/a	n/a	n/a
Minimum shareholder return of	5%	n/a	10%	10%	10%
(1) Executive director at March 31 2015.
As at March 31, 2015, Group executives held no SARs.

Notes to the annual financial statements

for the year ended March 31, 2015

The following share options were exercised by Group executives during the 2015 fiscal year:

	Date of exercise	Options exercised	Grant date	Strike price (cents per share)	Performance condition (R share price or % minimum shareholder return)	Exercise date share price (cents per share)

S Joselowitz(1)	June 18, 2014	1,000,000	December 9, 2008	70	R5.00	420
	June 18, 2014	500,000	December 9, 2008	70	10%	420
R Botha	November 20, 2014	750,000	December 9, 2008	70	R5.00	366
	November 20, 2014	125,000	December 9, 2008	70	10%	366
M Pydigadu(1)	August 29, 2014	400,000	June 4, 2010	112	5%	399
H Scott	June 13, 2014	375,000	June 4, 2010	112	5%	412
C Tasker(1)	September 18, 2014	1,000,000	December 9, 2008	70	R5.00	432
	September 18, 2014	500,000	December 9, 2008	70	10%	432
B Horan	September 18, 2014	125,000	June 4, 2010	112	5%	432
G Pretorius	June 13, 2014	125,000	June 4, 2010	112	5%	412
C Lewis	November 27, 2014	375,000	June 4, 2010	112	5%	390

(1) Executive director at March 31, 2015.

Notes to the annual financial statements

for the year ended March 31, 2015

Group executives held the following share options outstanding at March 31, 2014 (summarized by grant date):

	December 9, 2008 000’s	December 9, 2008 000’s	June 4, 2010 000’s	June 4, 2010 000’s	January 3, 2012 000’s	November 7, 2012 000’s	Total 000’s

S Joselowitz(1)	500	1,000	1,500	3,000	—	2,500	8,500
R Botha	125	750	1,375	—	—	—	2,250
T Buzer(2)	—	1,000	1,500	—	—	—	2,500
M Pydigadu(1)	—	—	1,500	500	—	1,000	3,000
H Scott	—	—	750	500	—	—	1,250
C Tasker(1)	500	1,000	1,500	—	2,000	2,000	7,000
B Horan	—	—	250	—	750	1,500	2,500
G Pretorius	—	—	250	—	750	1,500	2,500
C Lewis(3)	—	—	500	—	—	1,500	2,000
	1,125	3,750	9,125	4,000	3,500	10,000	31,500
Option strike price (cents per share)	70	70	112	112	154	246
JSE share price on grant date (cents per share)	58	58	104	104	160	300
Expiry date	December 9, 2014	December 9, 2014	June 4, 2016	June 4, 2016	January 3, 2018	November 7, 2018
Performance conditions:
Share price of (Rand)	n/a	5	n/a	5	n/a	n/a
Minimum shareholder return of	10%	n/a	5%	n/a	10%	10%

(1) Executive director at March 31, 2014.
(2) Retired on March 31, 2014.
(3) Appointed to the executive committee with effect from December 1, 2013.

Notes to the annual financial statements

for the year ended March 31, 2015

The following share options were exercised by Group executives during the 2014 fiscal year:

	Date of exercise	Options exercised	Grant date	Strike price (cents per share)	Performance condition (R share price or % minimum shareholder return)	Exercise date share price (cents per share)
S Joselowitz(1)	February 14, 2014	1,500,000	March 17, 2008	118	10%	540
R Botha	April 3, 2013	125,000	December 9, 2008	70	10%	370
	December 13, 2013	250,000	December 9, 2008	70	R5.00	504
	April 3, 2013	125,000	June 4, 2010	112	5%	370
	February 14, 2014	375,000	March 17, 2008	118	10%	540
T Buzer(2)	February 14, 2014	250,000	December 9, 2008	70	10%	540
	February 14, 2014	1,500,000	March 17, 2008	118	10%	540
M Pydigadu(1)	February 17, 2014	500,000	June 4, 2010	112	R5.00	529
H Scott	February 17, 2014	750,000	June 4, 2010	112	5%	529
	February 17, 2014	500,000	June 4, 2010	112	R5.00	529
C Tasker(1)	February 14, 2014	1,500,000	March 17, 2008	118	10%	540
B Horan	February 14, 2014	150,000	December 9, 2008	70	10%	540
	February 14, 2014	200,000	March 17, 2008	118	10%	540
	February 14, 2014	50,000	December 9, 2008	70	R5.00	540
	February 17, 2014	250,000	June 4, 2010	112	5%	529
	February 17, 2014	250,000	January 3, 2012	154	10%	529
G Pretorius	February 14, 2014	500,000	March 17, 2008	118	10%	540
	February 17, 2014	250,000	June 4, 2010	112	5%	529
	February 17, 2014	250,000	January 3, 2012	154	10%	529
C Lewis(3)	February 14, 2014	500,000	March 17, 2008	118	10%	540

(1) Executive director at March 31, 2014.
(2) Retired on March 31, 2014.
(3) Appointed to the executive committee with effect from December 1, 2013.

Notes to the annual financial statements

for the year ended March 31, 2015

15.    Other reserves

	March 31, 2015 R’000	March 31, 2014 R’000

Opening balance	(58,335)	(111,362)
Foreign currency translation: Movement for the year	26,267	45,475
Shareholder loan revaluation*: Movement for the year — net of tax	4,497	2,941
Share-based payments (notes 24 and 32.2)	5,220	4,611
Transaction with non-controlling interests**	457	—
Closing balance	(21,894)	(58,335)

Foreign currency translation	85,168	58,901
Reserve on transaction with non-controlling interest***	(137,438)	(137,895)
Share-based payments	20,181	14,961
Shareholder loan revaluation*	10,195	5,698
Closing balance	(21,894)	(58,335)

* Shareholder loan revaluation relates to the unrealized foreign exchange gains/(losses) on loans viewed as part of the Group’s net investment in foreign operations.
** As a result of the transaction described in note 21, Edge Gestao Empresarial Ltda (“Edge”) increased its non-controlling interest in MiX Telematics Serviços De Telemetria E Rastreamento De Veículos Do Brazil Limitada (“MiX Brazil”) from 0.0025% to 5.0%. The transaction with non-controlling interests represents the transfer of Edge’s share of the historical losses of MiX Brazil from distributable reserves to non-controlling interests.
*** During the fiscal year ended March 31, 2008, the Group acquired a non-controlling equity interest held by a minority shareholder in one of its subsidiaries in exchange for a share consideration. R137.9 million (2014: R137.9 milion) of the reserve represents the difference between the consideration paid and the Group's share in the net asset value of the subsidiary acquired and has been recorded in equity. The reserve reduced by R0.5 million in Fiscal 2015 due to the transaction with Edge described above.

16.    Borrowings

	March 31, 2015 R’000	March 31, 2014 R’000

Secured loan: Long-term	39	36
Unsecured loan: Deferred consideration payable	2,464	3,705
	2,503	3,741
Short-term portion payable within 12 months	(1,399)	(1,279)
Long-term portion payable after 12 months	1,104	2,462

Movement for the year
Opening balance	3,741	3,472
Net payments made	(1,241)	(3,731)
Capitalized interest	3	—
Borrowings raised	—	4,000
Closing balance	2,503	3,741

Notes to the annual financial statements

for the year ended March 31, 2015

The Group and its subsidiaries have unlimited borrowing capacity as specified in their respective Memorandums of Incorporation.

No new borrowings were raised by the Group during the 2015 fiscal year. Borrowings raised during the 2014 fiscal year comprise a R4.0 million deferred consideration payable relating to the purchase of a proprietary software business (note 33).

The Group has access to revolving credit facilities on which payments of R4.4 million were made and draw-downs on the borrowing facilities of R1.0 million were made in the 2014 fiscal year. The net of the fiscal 2014 amounts have been included in the movement above. No payments or draw-downs took place in the 2015 fiscal year.

	March 31, 2015 R’000	March 31, 2014 R’000

Long-term loans
Loan from Investec Bank Limited	39	36
Deferred consideration payable	2,464	3,705
Total long-term loans	2,503	3,741
Short-term portion payable within 12 months	(1,399)	(1,279)
Long-term portion payable after 12 months	1,104	2,462

The Investec loan bears interest at prime less 0.5% and is repayable in maximum monthly installments of R0.5 million (2014: R0.6 million) if the facility is fully utilized. The facility matures in September 2015. The above Investec loan is secured by:
- cession of all rights, title and interest in and to the subscriber contracts of MiX Telematics Africa Proprietary Limited.
- joint and several suretyships between the following Group companies:
•MiX Telematics Limited; and
•MiX Telematics Africa Proprietary Limited.
The deferred consideration payable is unsecured, bears interest at the prime interest rate, which varied between 9.0% and 9.25% per annum during the 2015 fiscal year, and is repayable in monthly installments of R0.1 million. The deferred consideration paid during the 2015 fiscal year amounted to R1.2 million.
The loans are all denominated in South African Rand.
The fair value of the Investec loan equals its carrying amounts, as the impact of discounting is not significant. The fair values are based on cash flows discounted using the prime interest rate less 0.5% and are within level 2 of the fair value hierarchy. Other borrowings are treated in a similar manner except for discounting, for which prime interest rate is used.

The Group did not default on any payments or breach any loan agreement term during the current or previous financial year.

Notes to the annual financial statements

for the year ended March 31, 2015

	Interest rate	March 31, 2015 R’000	March 31, 2014 R’000

Undrawn borrowing facilities at floating rates are:
— Standard Bank Limited:
Overdraft	Prime less 1.2%	52,034	42,346
Vehicle and asset finance	Prime less 1.2%	8,500	8,500
— Investec Bank Limited:
Overdraft	Prime less 0.5%	—	49,844
Loan facility	Prime less 0.5%	3,484	9,065
— Nedbank Limited overdraft	Prime less 2%	10,000	10,000
		74,018	119,755

The Investec overdraft facility expired in January 2015 and was not renewed. The Standard Bank and Nedbank facilities have no fixed renewal date and are repayable on demand.
Included in the bank overdraft (note 13) is the following Standard Bank Limited facility which was secured by the following at March 31, 2015 and at March 31, 2014:
- cross suretyships between the following Group companies:
• MiX Telematics Africa Proprietary Limited;
• MiX Telematics International Proprietary Limited; and
• MiX Telematics Limited.
- an unrestricted cession of book debts by the following entities:
• MiX Telematics Limited; and
• MiX Telematics International Proprietary Limited.
The facility from Nedbank Limited is unsecured.
17.    Trade and other payables

	March 31, 2015 R’000	March 31, 2014 R’000

Trade payables	51,007	62,019
Accruals	113,735	121,970
Revenue received in advance	53,457	36,171
Contingent consideration*	18,000	—
Value-added taxes	8,323	7,060
Other	2,839	1,741
	247,361	228,961

* Refer to note 33 for details on the contingent consideration payable.
The fair values of trade payables, accruals and other payables approximate their book values as the impact of discounting is not considered material due to the short-term nature of the payables.

Notes to the annual financial statements

for the year ended March 31, 2015

18.     Retirement benefits
It is the policy of the Group to provide retirement benefits to all its South African, United Kingdom, United States, Brazilian and Australian employees. All these retirement benefits are defined contribution plans and are held in separate trustee-administered funds. These plans are funded by members as well as company contributions. The South African plan is subject to the Pension Funds Act of 1956, the UK plan is subject to the United Kingdom Pensions Act 2011 (Commencement No. 3) and the Australian plan is subject to the Superannuation Guarantee Administration Act of 1992. In Brazil, the Group contributes to a mandatory state social contribution plan known as Regime Geral de Previdência Social (“RGPS”) and a private social contribution plan called Regime de Previdência Complementar (“RPC”), which is optional. For the United States employees a voluntary Internal Revenue Service section 401(k) tax-deferred defined contribution scheme is offered. The full extent of the Group’s liability is the contributions made, which are charged to the income statement as they are incurred. The total Group contribution to such schemes in 2015 was R20.0 million (2014: R17.8 million, 2013: R14.5 million) (note 24).

 19.    Deferred tax

	March 31, 2015 R’000	March 31, 2014 R’000

Deferred tax liabilities
Capital allowances for tax purposes	14,527	12,869
Intangible assets	32,227	16,297
Prepayments	958	1,285
Deferred foreign currency gains	38,426	11,450
Other	4,826	3,855
Gross deferred tax liabilities	90,964	45,756
Set-off of deferred tax balances	(27,539)	(25,155)
Net deferred tax liabilities	63,425	20,601
Deferred tax assets
Revenue received in advance	11,171	8,072
Capital allowances for tax purposes	14,071	12,436
Provisions, accruals and lease straight-lining	18,921	21,523
Assessable losses	955	612
Deferred foreign currency losses	2,943	—
Other	3,085	2,337
Gross deferred tax assets	51,146	44,980
Set-off of deferred tax balances	(27,539)	(25,155)
Net deferred tax assets	23,607	19,825
Net deferred tax liability	(39,818)	(776)

The gross movement in net deferred tax assets/(liabilities) is as follows:
Beginning of the year	(776)	5,263
Foreign currency translations	(98)	557
Charge to equity (note 15)	3,010	(599)
Acquisition of business (note 33)	(11,850)	1,032
Income statement charge (note 29)	(30,104)	(7,029)
End of the year	(39,818)	(776)

Notes to the annual financial statements

for the year ended March 31, 2015

Deferred tax at year-end has been recognized using the following corporate tax rates:

•	South Africa 28% (2014: 28%)

•	United Kingdom 21% (2014: 23%)

•	United States of America 34% (2014: 34%)

•	Australia 30% (2014: 30%)

•	Dubai 0% (2014: 0%)

•	Brazil 34% (2014: 34%)

•	Uganda 30% (2014: 30%)
Deferred tax assets are recognized for tax losses carried forward to the extent that the realization of the related tax benefit through future taxable profits is probable. The Group did not recognize deferred tax assets of R34.9 million (2014: R28.7 million) in respect of losses amounting to R142.1 million (2014: R123.7 million) at year-end.

Notes to the annual financial statements

for the year ended March 31, 2015

The movement in deferred tax assets and liabilities during the year, prior to taking into account the offsetting of balances within the same tax jurisdiction, is as follows:

	March 31, 2014	Charged/ (credited) to the income statement (note 29)	Charged/ (credited) directly to equity (note 15)	Acquisition of business (Note 33)	Foreign currency translation differences	March 31, 2015
	R’000	R’000	R’000	R’000	R’000	R’000

Deferred tax liabilities
Capital allowances for tax purposes	12,869	1,658	—	—	—	14,527
Intangible assets	16,297	4,081	—	11,850	(1)	32,227
Prepayments	1,285	(327)	—	—	—	958
Deferred foreign currency gains	11,450	27,043	(67)	—	—	38,426
Other	3,855	971	—	—	—	4,826
	45,756	33,426	(67)	11,850	(1)	90,964
Deferred tax assets
Revenue received in advance	(8,072)	(3,099)	—	—	—	(11,171)
Capital allowances for tax purposes	(12,436)	(1,618)	—	—	(17)	(14,071)
Provisions, accruals and lease straight-lining	(21,523)	2,480	—	—	122	(18,921)
Assessable losses	(612)	(343)	—	—	—	(955)
Deferred foreign currency losses	—	—	(2,943)	—	—	(2,943)
Other	(2,337)	(742)	—	—	(6)	(3,085)
	(44,980)	(3,322)	(2,943)	—	99	(51,146)

Notes to the annual financial statements

for the year ended March 31, 2015

The movement in deferred tax assets and liabilities during the prior year, prior to taking into account the offsetting of balances within the same tax jurisdiction, is as follows:

	March 31, 2013	Charged/ (credited) to the income statement (note 29)	Charged/ (credited) directly to equity (note 15)	Acquisition of business (Note 33)	Foreign currency translation differences	March 31, 2014
	R’000	R’000	R’000	R’000	R’000	R’000
Deferred tax liabilities
Capital allowances for tax purposes	8,957	3,912	—	—	—	12,869
Intangible assets	12,755	3,542	—	—	—	16,297
Prepayments	796	489	—	—	—	1,285
Future expenditure allowance	—	10,851	599	—	—	11,450
Other	3,118	737	—	—	—	3,855
	25,626	19,531	599	—	—	45,756
Deferred tax assets
Revenue received in advance	(4,763)	(3,309)	—	—	—	(8,072)
Capital allowances for tax purposes	(8,577)	(2,573)	—	(1,032)	(254)	(12,436)
Provisions and lease straight-lining	(15,799)	(5,421)	—	—	(303)	(21,523)
Assessable losses	—	(612)	—	—	—	(612)
Other	(1,750)	(587)	—	—	—	(2,337)
	(30,889)	(12,502)	—	(1,032)	(557)	(44,980)

20.    Provisions

	March 31, 2015 R’000	March 31, 2014 R’000

Product warranties
Beginning of the year	12,190	10,172
Income statement charge	7,118	5,664
Utilized	(6,099)	(4,839)
Foreign currency translation differences	291	1,193
End of the year	13,500	12,190
Non-current portion	—	—
Current portion	13,500	12,190

The Group provides warranties on certain products and undertakes to repair or replace items that fail to perform satisfactorily. Management estimates the related provision for future warranty claims based on historical warranty claim information, the product lifetime, as well as recent trends that might suggest that past cost information may differ from future claims.

Notes to the annual financial statements

for the year ended March 31, 2015

	March 31, 2015 R’000	March 31, 2014 R’000

Maintenance provision
Beginning of the year	7,759	8,702
Income statement charge	22,519	18,584
Utilized	(22,755)	(19,588)
Foreign currency translation differences	172	61
End of the year	7,695	7,759
Non-current portion	(1,601)	(786)
Current portion	6,094	6,973

The Group provides for maintenance required related to ongoing contracts when the obligation to repair occurs. Management estimates the related provision for maintenance costs per unit based on the estimated costs expected to be incurred to repair the respective units.

	March 31, 2015 R’000	March 31, 2014 R’000

Decommissioning provision
Beginning of the year	1,496	2,870
Income statement reversal	—	(1,750)
Utilized	—	(738)
Capitalized to property, plant and equipment	—	564
Foreign currency translation differences	29	550
End of the year	1,525	1,496
Non-current portion	(1,525)	(1,496)
Current portion	—	—

The Group provides for the anticipated present value of costs associated with the restoration of leasehold property to its condition at inception of the lease, including the removal of items included in plant and equipment that is erected on leased land. The final cash outflow of these costs is expected to occur in the 2018 fiscal year.

	March 31, 2015 R’000	March 31, 2014 R’000

Restructuring provision
Beginning of the year	—	—
Income statement charge (note 24)	11,267	—
Utilized	(6,728)	—
Foreign currency translation differences	(14)	—
End of the year	4,525	—
Non-current portion	(879)	—
Current portion	3,646	—

Notes to the annual financial statements

for the year ended March 31, 2015

Restructuring costs
2015
During November 2014, the Africa and the Middle East and Australasia segments implemented restructuring plans. The total cost of the restructuring plans is expected to be approximately R11.3 million. An agreement has been reached with the affected staff and the amount to be paid was agreed prior to the financial year end. The total estimated staff restructuring costs to be incurred are R8.3 million at March 31, 2015. Other direct costs attributable to the restructuring, including lease termination costs, are R3.0 million. By March 31, 2015, R6.7 million of the expected restructuring costs had been incurred. The non-current portion of the provision relates to lease termination costs, which are expected to be fully settled by March 2017.

	March 31, 2015 R’000	March 31, 2014 R’000

Total provisions
Product warranties	13,500	12,190
Maintenance provision	7,695	7,759
Decommissioning provision	1,525	1,496
Restructuring provision	4,525	—
Total provision	27,245	21,445
Non-current portion	(4,005)	(2,282)
Current provision	23,240	19,163

21.    Share-based payment liability

In June 2014, the Group entered into an agreement with Edge, whereby Edge has been granted a 5% holding in the equity interests of MiX Brazil. At March 31, 2014 Edge held a non-controlling interest in MiX Brazil of 0.0025%. Edge is a Brazilian based investment company controlled by Luiz Munhoz, the Managing Director of MiX Brazil. The increase in the equity interests granted to Edge is in respect of services provided by Luiz Munhoz to MiX Brazil, in his role as Managing Director of MiX Brazil. As part of the arrangement, Edge has an option to transfer its interest in MiX Brazil back to the Group at fair value during the period of the agreement.

The transaction with Edge represents a cash-settled share-based payment. The award was fully vested on grant date and a share-based payment expense of R2.4 million relating to this transaction has been recognized in the income statement in the current year. The amount expensed represents the fair value of the award that was issued.

	March 31, 2015 R’000	March 31, 2014 R’000

Movement in share-based payment liability for the year
Share-based payment expense recognized during the year	2,358	—
Foreign currency translation differences	(408)	—
Closing balance	1,950	—

The above share-based payment liability has been valued using discounted cash flow analysis. The fair value is determined by the use of cash flow projections based on approved budgets covering a five year period. These cash flows are based on the current market conditions and near-term expectations.

The key assumptions used in the discounted cash flow analysis were:

	March 31, 2015 R’000	March 31, 2014 R’000

Discount rate
- pre-tax discount rate applied to the cash flow projections (%)	23.4	—
Growth rate
- growth rate used to extrapolate cash flow beyond the budget period (%)	3.1	—

22.    Revenue

	March 31, 2015 R’000	March 31, 2014 R’000	March 31, 2013 R’000

Subscription revenue	998,335	853,716	686,720
Hardware sales	298,680	326,902	378,070
Other	92,365	91,040	106,690
	1,389,380	1,271,658	1,171,480

23.    Other income/(expenses) — net

	March 31, 2015 R’000	March 31, 2014 R’000	March 31, 2013 R’000

Motor Industry Development Program incentives	—	832	2,603
Foreign currency translation reserve released due to liquidation of intermediary subsidiary holding company (note 30 and 32.2)	—	—	(394)
Insurance reimbursement (note 5 and 30)	3,237	—	—
(Loss)/profit on disposal of property, plant & equipment and intangible assets (note 32.2)	(456)	97	314
Other	1,014	1,222	1,737
	3,795	2,151	4,260

Notes to the annual financial statements

for the year ended March 31, 2015

24.    Operating profit

	March 31, 2015 R’000	March 31, 2014 R’000	March 31, 2013 R’000

Operating profit is stated after accounting for the following charges
Amortization (notes 7 and 32.2)	46,294	44,941	56,985
Depreciation (notes 6 and 32.2)	61,099	47,887	41,201
Impairment of intangible assets (notes 5, 7 and 32.2)	456	63	5,158
Impairment of property, plant and equipment (notes 5, 6 and 32.2)	1,190	316	—
Operating lease charges — premises and equipment	20,664	20,801	15,946
Restructuring costs (note 20)	11,267	2,745	—
Write-down of inventory to net realizable value (notes 10 and 32.2)	3,164	2,604	4,785
Research expenditure	1,310	1,189	1,300
Net litigation costs	7,937	—	—
Transaction costs arising from the acquisition of a business (note 33)	93	211	38
Professional fees	25,199	19,674	15,707
Staff costs	507,634	455,459	347,103
- Salaries, wages and other costs	480,075	433,074	329,424
- Pension costs (note 18)	19,981	17,774	14,528
- Equity-settled share-based payments (notes 15 and 32.2)	5,220	4,611	3,151
- Cash-settled share-based payments (notes 21 and 32.2)	2,358	—	—

Number of employees at the end of the year	1,056	1,039	937

Net litigation costs
On June 6, 2014, Inthinc Technology Solutions, Inc. (“Inthinc”) commenced a lawsuit in the U.S. District Court, District of Utah, Central Division, against the Group's wholly-owned subsidiary, MiX Telematics North America, Inc. (“MiX North America”) and Charles “Skip” Kinford, whom the Group hired in May 2014 as President and CEO of MiX North America. Inthinc is Mr. Kinford’s previous employer. The claims against MiX North America included misappropriation of trade secrets under Utah state law and tortious interference with a contract. The claims against Mr. Kinford included breach of a non-competition, non-solicitation and confidentiality provisions in his employment agreement with Inthinc, misappropriation of trade secrets under Utah state law and breach of contract. Inthinc voluntarily dismissed MiX North America without prejudice on June 12, 2014, due to its decision to file the lawsuit in Texas discussed below.

On June 12, 2014, Inthinc commenced a lawsuit in the 48th Judicial District of Tarrant County, Texas against MiX North America (“Texas Lawsuit”). Inthinc alleged that MiX North America tortuously interfered with Mr. Kinford’s employment agreement and post-employment restrictive covenants and misappropriated unidentified trade secrets when MiX North America hired Mr. Kinford.

On August 21, 2014, the parties agreed to consolidate the related lawsuits into the Texas Lawsuit. In both of the lawsuits discussed above, Inthinc sought injunctive relief and unspecified money damages.

On or about October 17, 2014, the parties entered into a confidential settlement and release agreement. Pursuant to the terms of the agreement, the parties have filed an Agreed Motion to Dismiss to effectuate the dismissal of all claims, with prejudice, in the Texas Lawsuit as well as the dissolution of any injunctions as issued to Mr. Kinford and MiX North America. The settlement, net of insurance proceeds, had been paid in full by the end of the 2015 fiscal year.

Notes to the annual financial statements

for the year ended March 31, 2015

25.    Finance income

	March 31, 2015 R’000	March 31, 2014 R’000	March 31, 2013 R’000

Current accounts and short-term bank deposits	8,594	4,290	1,788
Finance lease receivable income	611	729	134
Other	175	117	96
	9,380	5,136	2,018

Net foreign exchange gains	73,525	38,128	—

	82,905	43,264	2,018

26.    Finance costs

	March 31, 2015 R’000	March 31, 2014 R’000	March 31, 2013 R’000

Overdraft	(1,746)	(2,252)	(2,507)
Other long-term loans	(345)	(303)	(656)
Capitalization of borrowing costs (note 7)	—	10	304
Other	(36)	(59)	(489)
	(2,127)	(2,604)	(3,348)

Net foreign exchange losses	—	—	(4,681)

	(2,127)	(2,604)	(8,029)

27.    Auditors’ remuneration

	March 31, 2015 R’000	March 31, 2014 R’000	March 31, 2013 R’000

Auditors’ remuneration	7,843	8,068	4,207

Notes to the annual financial statements

for the year ended March 31, 2015

28.    Directors’ and executive committee emoluments

Group	Directors’ fees R’000	Salary and allowances R’000	Other benefits R’000	Retirement fund R’000	Performance bonuses (1) R’000	12 months R’000

2015
Non-executive directors
R Bruyns	858	—	—	—	—	858
H Brody(2), (3)	161	—	—	—	—	161
C Ewing(2)	500	—	—	—	—	500
R Frew(2)	365	—	—	—	—	365
E Banda(2)	410	—	—	—	—	410
F Roji(2), (4)	29	—	—	—	—	29
A Welton	550	—	—	—	—	550
M Lamberti(2), (5)	99	—	—	—	—	99
M Akoojee(6)	—	—	—	—	—	—
	2,972	—	—	—	—	2,972
Value added tax(2)	86					86
Executive committee(7)
S Joselowitz(8)	—	5,532	—	—	2,573	8,105
R Botha(9)	—	2,328	10	89	643	3,070
M Pydigadu(8)	—	2,117	110	83	1,082	3,392
H Scott(10)	—	2,821	—	—	1,411	4,232
C Tasker(8)	—	3,155	44	255	1,416	4,870
B Horan	—	2,004	117	79	1,330	3,530
G Pretorius	—	1,910	114	182	1,360	3,566
C Lewis	—	1,909	46	174	917	3,046
	3,058	21,776	441	862	10,732	36,869

2014
Non-executive directors
R Bruyns	805	—	—	—	—	805
H Brody(2)	256	—	—	—	—	256
C Ewing(2)	407	—	—	—	—	407
R Frew(2)	343	—	—	—	—	343
E Banda(2)	346	—	—	—	—	346
F Roji(2), (4)	69	—	—	—	—	69
R Shough(11)	138	—	—	—	—	138
A Welton	401	—	—	—	—	401
	2,765	—	—	—	—	2,765
Value added tax(2)	199	—	—	—	—	199
Executive committee(7)
S Joselowitz(12)	—	4,554	—	—	5,919	10,473
R Botha(9)	—	2,324	12	92	1,242	3,670
T Buzer(13)	—	2,030	21	159	1,729	3,939
M Pydigadu(12)	—	1,921	101	77	3,388	5,487
H Scott(10)	—	2,580	—	—	4,189	6,769
C Tasker(12)	—	2,897	42	233	3,488	6,660

Notes to the annual financial statements

for the year ended March 31, 2015

Group	Directors’ fees R’000	Salary and allowances R’000	Other benefits R’000	Retirement fund R’000	Performance bonuses (1) R’000	12 months R’000
B Horan	—	1,818	108	74	1,850	3,850
G Pretorius	—	1,741	99	160	1,852	3,852
C Lewis (14)	—	597	15	54	—	666
	2,964	20,462	398	849	23,657	48,330

2013
Non-executive directors
R Bruyns	754	—	—	—	—	754
H Brody (2)	240	—	—	—	—	240
C Ewing (2)	365	—	—	—	—	365
R Frew (2)	296	—	—	—	—	296
R Friedman (15)	296	—	—	—	—	296
F Roji (2), (4)	376	—	—	—	—	376
R Shough (11)	325	—	—	—	—	325
A Welton	320	—	30	—	—	350
	2,972	—	30	—	—	3,002
Value added tax(2)	179	—	—	—	—	179

Executive committee(7)
S Joselowitz(16)	—	3,678	—	—	3,798	7,476
R Botha(9) ,(16)	—	2,326	11	90	704	3,131
T Buzer(16)	—	1,898	19	150	2,013	4,080
M Pydigadu(16)	—	1,746	91	71	1,632	3,540
H Scott(10), (16)	—	2,636	—	—	2,134	4,770
C Tasker(16)	—	2,199	40	189	2,285	4,713
B Horan	—	1,662	97	68	1,544	3,371
G Pretorius	—	1,587	96	150	2,154	3,987
	3,151	17,732	354	718	16,264	38,249

(1)	Performance bonuses are based on actual amounts paid during the fiscal year.

(2)	Value added tax (“VAT”) included as part of certain invoices received. Directors’ fees shown exclude VAT.

(3)	Resigned as a non-executive director from the Board with effect from November 5, 2014.

(4)
Resigned as a non-executive director from the Board and appointed as alternate director to Hubert Brody with effect from May 13, 2013. Subsequently resigned as alternate director to Hubert Brody with effect from November 5, 2014.

(5)	Appointed to the Board with effect from November 19, 2014.

(6)	Appointed as alternate director to Mark Lamberti with effect from November 19, 2014.

(7)	All prescribed officers of the Company are included as part of the executive committee as noted above.

(8)	Executive director as at March 31, 2015.

(9)	Resigned from the Board with effect from August 9, 2013 but remained as Group executive committee member.

(10)	Resigned from the Board with effect from August 9, 2013 but remained as Group executive committee member

(11)	Appointed to the Board with effect from June 1, 2012 and resigned from the Board with effect from August 9, 2013.

(12)	Executive director as at March 31, 2014.

(13)	Resigned from the Board with effect from August 9, 2013 but remained as Group executive committee member until he retired on March 31, 2014.

Notes to the annual financial statements

for the year ended March 31, 2015

(14)	Appointed to the executive committee with effect from December 1, 2013. Emoluments disclosed only include amounts paid from December 1, 2013 to March 31, 2014.

(15)	Resigned from the Board with effect from March 31, 2013.

(16)	Executive director as at March 31, 2013.

The remaining related party transactions are set out in note 34.

29.    Taxation

	March 31, 2015 R’000	March 31, 2014 R’000	March 31, 2013 R’000

Major components of taxation expense
Normal taxation	(51,519)	(53,545)	(68,852)
- Current	(50,946)	(53,409)	(67,641)
- Over/(under) — provision prior years	17	569	(76)
- Foreign tax paid	—	(351)	(702)
- Withholding tax	(590)	(354)	(433)

Deferred taxation (note 19)	(30,104)	(7,029)	17,452
- Current year	(27,980)	(6,722)	18,505
- Under-provision prior years	(2,124)	(307)	(1,053)

	(81,623)	(60,574)	(51,400)

Taxation recognized in other comprehensive income

	Before tax R’000	Tax impact R’000*	After tax R’000

2015
Exchange differences on translating foreign operations	26,466	—	26,466
Exchange differences on net investments in foreign operations	1,487	3,010	4,497
	27,953	3,010	30,963

	Before tax R’000	Tax impact R’000	After tax R’000
2014
Exchange differences on translating foreign operations	45,475	—	45,475
Exchange differences on net investments in foreign operations	3,540	(599)	2,941
	49,015	(599)	48,416

	Before tax R’000	Tax impact R’000	After tax R’000
2013
Exchange differences on translating foreign operations	37,090	—	37,090
Exchange differences on net investments in foreign operations	3,142	—	3,142
	40,232	—	40,232
* During the 2015 fiscal year, exchange differences of R7.6 million on loans designated as net investments in subsidiaries which had no tax impact were credited to equity. This was offset by exchange differences of R6.1 million on loans designated as net investments which were debited to equity with a corresponding tax credit of R3.0 million.

Notes to the annual financial statements

for the year ended March 31, 2015

Tax rate reconciliation
The tax on the Group’s profit before taxation differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the entities as follows:

	March 31, 2015 R’000	March 31, 2014 R’000	March 31, 2013 R’000
Profit before taxation	230,639	212,158	179,866
Tax at the applicable tax rate of 28%	64,579	59,404	50,362
Tax effect of:	17,044	1,170	1,038
- Income not subject to tax	(313)	(522)	(423)
- Expenses not deductible for tax purposes	8,893	4,125	3,362
- Withholding tax	590	354	433
- Utilization of prior year assessed losses	—	(958)	(190)
- Foreign tax paid	—	351	702
- Foreign tax rate differential	(5,225)	(4,562)	(3,153)
- Deferred tax not recognized on assessed losses	10,281	7,664	3,405
- Deferred tax previously not recognized	—	388	7
- Under/(over) provision prior years	2,107	(262)	1,129
- Tax incentives in addition to incurred cost	—	(5,784)	(4,485)
- Other	711	376	251
	81,623	60,574	51,400

The Group’s weighted average tax rate is 35.4% (2014: 28.6%, 2013: 28.6%).

MiX Telematics International Proprietary Limited (“MiX International”), a subsidiary of the Group, historically claimed a 150% allowance for research and development spend in terms of section 11D (“S11D”) of the South African Income Tax Act of 1962 (“the Act”). As of October 1, 2012, the legislation relating to the allowance was amended. The amendment requires pre-approval of development project expenditure on a project specific basis by the South African Department of Science and Technology (“DST”) in order to claim a deduction of the additional 50% over and above the expenditure incurred (150% allowance). Since the amendments to S11D of the Act, MiX International had been claiming the 150% deduction resulting in a recognized tax benefit of R8.5 million. MiX International has complied with the amended legislation by submitting all required documentation to the DST in a timely manner, commencing in October 2012.
In June 2014, correspondence was received from the DST indicating that the research and development expenditure on certain projects for which the 150% allowance was claimed did not, in the DST’s opinion, constitute qualifying expenditure in terms of the Act. MiX International continues, through due legal process, to formally seek a review of the DST’s decision not to approve the expenditure. This process is unresolved. Consequently, at March 31, 2015, MiX International has an uncertain tax position relating to S11D deductions. MiX International has paid the R8.5 million related to the S11D deductions to the South African Revenue Service. The Group has considered this uncertain tax position and recognized a tax asset of R8.5 million at March 31, 2015. If the Group is unsuccessful in obtaining DST approval in this specific matter, the Group will not recover the tax asset and will incur an additional taxation expense of up to R8.5 million relating to the additional 50% claimed.

Notes to the annual financial statements

for the year ended March 31, 2015
30.    Earnings per share
Basic
Basic earnings per share is calculated by dividing the profit attributable to owners of the parent by the weighted average number of ordinary shares in issue during the year.

	March 31, 2015 R’000	March 31, 2014 R’000	March 31, 2013 R’000

Profit attributable to owners of the parent	149,622	151,589	128,471
Weighted average number of ordinary shares in issue (000’s)	789,316	732,131	658,456
Basic earnings per share (R)	0.19	0.21	0.20

Diluted
Diluted earnings per share is calculated by dividing the diluted profit attributable to owners of the parent by the diluted weighted average number of ordinary shares in issue during the year (assuming conversion of all dilutive potential ordinary shares). The Group has two categories of diluted potential ordinary shares, share options and share appreciation rights, for which a calculation is done to determine the number of MiX Telematics Limited shares that have been acquired at fair value based on the monetary value of the rights. The number of shares calculated is compared with the number of shares that would have been issued assuming the exercise of the share options.
Share appreciation rights were issued for the first time during the 2015 fiscal year and there were no potentially dilutive share appreciation rights at March 31, 2015.

	March 31, 2015 R’000	March 31, 2014 R’000	March 31, 2013 R’000

Profit attributable to owners of the parent	149,622	151,589	128,471

Weighted average number of ordinary shares in issue (000’s)	789,316	732,171	658,456
Adjusted for: potentially dilutive effect of share options	15,069	36,136	16,316
Diluted weighted average number of ordinary shares in issue (000’s)	804,385	768,306	674,772
Diluted earnings per share (R)	0.19	0.20	0.19

Adjusted earnings per share

Adjusted earnings per share is defined as profit attributable to owners of the parent excluding net foreign exchange gains/(losses) divided by the weighted average number of ordinary shares in issue during the year.

	March 31, 2015 R’000	March 31, 2014 R’000	March 31, 2013 R’000

Reconciliation of adjusted earnings
Profit attributable to owners of the parent	149,622	151,589	128,471
Net foreign exchange (gains)/losses	(73,525)	(38,128)	4,681
Income tax effect on the above component	25,873	10,458	(1,098)
Adjusted earnings attributable to owners of the parent	101,970	123,919	132,054

Notes to the annual financial statements

for the year ended March 31, 2015

Basic
Basic adjusted earnings per share is calculated by dividing the adjusted earnings attributable to owners of the parent by the weighted average number of ordinary shares in issue during the year.

	March 31, 2015 R’000	March 31, 2014 R’000	March 31, 2013 R’000

Adjusted earnings attributable to owners of the parent	101,970	123,919	132,054
Weighted average number of ordinary shares in issue (000's)	789,316	732,171	658,456
Basic adjusted earnings per share (R)	0.13	0.17	0.20

Diluted
Adjusted diluted earnings per share is calculated by dividing the diluted adjusted earnings attributable to owners of the parent by the diluted weighted average number of ordinary shares in issue during the year.

	March 31, 2015 R’000	March 31, 2014 R’000	March 31, 2013 R’000

Diluted adjusted earnings attributable to owners of the parent	101,970	123,919	132,054
Diluted adjusted weighted average number of ordinary shares in issue (000's)	804,385	768,306	674,772
Diluted adjusted earnings per share (R)	0.13	0.16	0.20

Headline earnings per share
Headline earnings per share is a profit measure required for JSE-listed companies as defined by the South African Institute of Chartered Accountants. The profit measure is determined by taking the profit for the year prior to separately identifiable re-measurements of the carrying amount of an asset or liability that arose after the initial recognition of such asset or liability net of related tax (both current and deferred) and related non-controlling interest.

	March 31, 2015 R’000	March 31, 2014 R’000	March 31, 2013 R’000

Reconciliation of headline earnings
Profit attributable to owners of the parent	149,622	151,589	128,471
Loss/(profit) on disposal of property, plant and equipment and intangible assets (note 32.2)	456	(97)	(314)
Impairment of intangible assets (note 5, 7 and 32.2)	456	63	5,158
Impairment of property, plant and equipment (note 5, 6 and 32.2)	1,190	316	—
Insurance proceeds on impairment of Helicopter asset (note 23)	(3,237)	—	—
Foreign currency translation reserve released due to liquidation of intermediary subsidiary holding company (note 23)	—	—	394
Income tax effect on the above components	324	(85)	(1,357)
Headline earnings attributable to owners of the parent	148,811	151,786	132,352

Notes to the annual financial statements

for the year ended March 31, 2015

Basic
Basic headline earnings per share is calculated by dividing the headline earnings attributable to owners of the parent by the weighted average number of ordinary shares in issue during the year.

	March 31, 2015 R’000	March 31, 2014 R’000	March 31, 2013 R’000

Headline earnings attributable to owners of the parent	148,811	151,786	132,352
Weighted average number of ordinary shares in issue (000's)	789,316	732,171	658,456
Basic headline earnings per share (R)	0.19	0.21	0.20

Diluted
Diluted headline earnings per share is calculated by dividing the diluted headline earnings attributable to owners of the parent by the diluted weighted average number of ordinary shares in issue during the year.

	March 31, 2015 R’000	March 31, 2014 R’000	March 31, 2013 R’000

Diluted headline earnings attributable to owners of the parent	148,811	151,786	132,352
Diluted weighted average number of ordinary shares in issue (000's)	804,385	768,306	674,772
Diluted headline earnings per share (R)	0.18	0.20	0.20

31.    Dividend per share

	March 31, 2015 R’000	March 31, 2014 R’000	March 31, 2013 R’000

Final dividend declared	—	39,614	52,576
Shares in issue at dividend date (000’s)	—	660,213	657,200
Final dividend per share (cents)	—	6.0	8.0

Interim dividend declared	—	—	26,378
Shares in issue at dividend date (000’s)	—	—	659,450
Interim dividend per share (cents)	—	—	4.0

Following the completion of the Group's initial public offering of ADSs in August 2013, the Company discontinued its policy of declaring regular dividends in order to increase the funds available to pursue opportunities for more rapid growth.

Notes to the annual financial statements

for the year ended March 31, 2015

32.    Cash flow statement
32.1    The following convention applies to figures other than adjustments:
Outflows of cash are represented by figures in brackets. Inflows of cash are represented by figures without brackets.

32.2    Reconciliation of profit for the year before taxation to cash generated from operations:

	March 31, 2015 R’000	March 31, 2014 R’000	March 31, 2013 R’000

Profit before income taxation	230,639	212,158	179,866
Adjustments	88,742	94,799	131,123
- Loss/(profit) on disposal of property, plant and equipment and intangible assets (note 23)	456	(97)	(314)
- Depreciation (note 6 and 24)	61,099	47,887	41,201
- Amortization (note 7 and 24)	46,294	44,941	56,985
- Impairment of intangible assets (note 7 and 24)	456	63	5,158
- Impairment of property, plant and equipment (note 6 and 24)	1,190	316	—
- Finance income (note 25)	(9,380)	(5,136)	(2,018)
- Finance costs (note 26)	2,127	2,604	3,348
- Equity-settled share-based payments (note 15 and 24)	5,220	4,611	3,151
- Cash-settled share-based payments (note 21 and 24)	2,358	—	—
- Foreign exchange (gains)/losses	(81,449)	(33,658)	3,012
- Impairment of receivables (note 11)	16,282	7,820	6,159
- Write-down of inventory to net realizable value (note 10 and 24)	3,164	2,604	4,785
- Foreign currency translation reserve released due to liquidation of intermediary subsidiary holding company (note 23)	—	—	394
- Increase in provisions	40,904	22,498	8,986
- Lease straight-line adjustment	21	—	(76)
- Other	—	346	352

Cash generated from operations before working capital changes	319,381	306,957	310,989

Changes in working capital	(57,427)	(40,788)	(23,142)
- (Increase) in inventories	(1,969)	(3,451)	(7,810)
- (Increase)/decrease in trade and other receivables	(43,231)	(55,235)	(30,844)
- Decrease/(increase) in finance lease receivable	7,331	(2,637)	(9,829)
- (Decrease)/increase in trade and other payables	(1,575)	32,389	24,876
- (Decrease) in provisions	(35,582)	(25,165)	(16,205)
- Foreign currency translation differences on working capital	17,599	13,311	16,670

Cash generated from operations	261,954	266,169	287,847

Notes to the annual financial statements

for the year ended March 31, 2015

33.    Business combinations
2015

On November 1, 2014, the Group acquired the operating business of Compass Fleet Management Proprietary Limited (“Compass”), a South Africa based provider of specialized fleet management solutions in southern Africa that are delivered off the Group’s hardware and software platform. These specialized fleet management solutions complement the Group's existing fleet management solutions and the acquisition broadens the array of services offered to current and future fleet management customers.
The acquisition was considered to be a business combination as defined by International Financial Reporting Standards, and as a result has been accounted for under the requirements of IFRS 3. The Group acquired the power to direct the operating and financial activities of the acquired business on November 1, 2014, and the assets acquired and liabilities assumed have been recorded at their fair values.

The following table summarizes the consideration paid for Compass and the fair value of assets acquired and liabilities assumed at the acquisition date.

		R’000

Consideration at November 1, 2014
Total consideration payable		58,000
Cash consideration transferred at effective date		(40,000)
Contingent consideration		18,000

Recognized amounts of identifiable assets acquired and liabilities assumed
		Fair value
	Notes	R'000

Inventory		355
Property, plant and equipment	6	6,254
Software	7	1,180
Customer relationships	7	40,166
Patents and trademarks	7	2,155
Deferred tax liability raised	19	(11,850)
Total identifiable net assets		38,260
Goodwill	7	19,740
Acquisition date fair value of consideration paid		58,000

Acquisition-related expenses of R0.1 million were incurred and have been charged to administrative and other expenses in the consolidated income statement for the 2015 fiscal year. The goodwill of R19.7 million arising from the acquisition is attributable to the workforce acquired and the synergies expected from combining the business acquired and the Group. None of the goodwill recognized is expected to be deductible for income tax purposes.

Payment of the contingent consideration was contingent on the achievement of agreed revenue and profit targets for the period November 1, 2014 to March 31, 2015. Subsequent to year end it has been determined that the agreed revenue and profit targets have been achieved and the R18.0 million was paid to the former owners during May 2015.

As at the acquisition date, it was considered virtually certain that the aforementioned profit and revenue targets would be met and therefore, the contingent consideration payable was recognized at fair value which was considered to be R18.0 million.

Notes to the annual financial statements

for the year ended March 31, 2015

The fair value estimates were not discounted as the impact of discounting was not material. This is a level 3 fair value measurement.

Cash in respect of the contingent consideration payable of R18.0 million, was held in trust and is disclosed within restricted cash (note 12).
From the acquisition date, revenue of R24.5 million has been recorded by the business acquired and profits of R1.5 million, including IFRS 3 amortization, have been included in profit or loss. Had the business been consolidated from April 1, 2014 the consolidated income statement would show R58.8 million unaudited pro-forma revenue and an unaudited pro-forma net profit of R3.6 million in respect of this business.
2014
On December 19, 2013, the Group acquired a proprietary software development business from Roitech Proprietary Limited, constituting employees and specific assets and liabilities. The business acquired has developed customizable software which comprises of a smartphone application and a web-based user interface, and uses mobile and geographic information systems (GIS) technologies for the effective management of in-field data collection, distribution and tracking which may be applied to areas such as sales teams, research teams, meter readers and vehicle tracking and driver monitoring. The services offered by the business complement the Group's existing fleet management solutions and the acquisition broadens the array of services offered to current and future fleet management customers.
The acquisition was considered to be a business combination as defined by International Financial Reporting Standards, and as a result has been accounted for under the requirements of IFRS 3. The Group acquired the power to control the operating and financial activities of the acquired business on December 19, 2013, and the assets acquired and liabilities assumed have been recorded at their fair values.
From the acquisition date, no revenue has been recorded by the business acquired and losses of R0.6 million have been included in profit or loss. Had the software business been consolidated from April 1, 2013 the consolidated income statement would show nil pro-forma revenue and a net loss of R2.4 million in respect of this business.

	Notes	R’000

Consideration at December 19, 2013
Total consideration payable		7,606
Cash consideration transferred at effective date		(3,606)
Deferred consideration payable	16	4,000

Recognized amounts of identifiable assets acquired and liabilities assumed
		Fair value
	Notes	R'000

Software	7	4,000
Deferred tax asset	19	1,032
Trade and other payables		(82)
Total identifiable net assets		4,950
Goodwill	7	2,656
Acquisition date fair value of consideration paid		7,606

Acquisition-related expenses of R0.2 million were incurred and have been charged to administrative and other expenses in the consolidated income statement for the 2014 fiscal year. The goodwill of R2.7 million arising from the acquisition is attributable to the workforce acquired and the synergies expected from combining the business acquired and the Group.

Notes to the annual financial statements

for the year ended March 31, 2015

34.    Related party transactions

Directors’ and executive committee members' interest
The list of directors and executive committee and their beneficial interests declared in the Company’s share capital at year end held directly, indirectly and by associates were:

	March 31, 2015			March 31, 2014
	Direct 000’s	Indirect 000’s	Associate 000’s	Direct 000’s	Indirect 000’s	Associate 000’s

Non-executive
H Brody(1)	—	—	—	—	—	—
R Bruyns	—	3,668	—	—	3,668	—
C Ewing	—	—	—	—	—	—
R Frew	—	63,848	70,261	—	63,848	70,261
F Roji(2)	—	—	—	250	—	—
R Shough(3)	—	—	—	—	—	—
A Welton	—	—	235	—	—	200
E Banda(4)	—	—	—	—	—	—
M Lamberti(5)	—	—	—	—	—	—
M Akoojee(6)	—	—	—	—	—	—

Executive
S Joselowitz	24,292	—	—	23,442	—	—
R Botha	7,538	—	—	6,663	—	125
T Buzer(7)	—	—	—	2,881	—	—
M Pydigadu	33	—	—	33	—	—
H Scott	11,147	—	—	10,772	—	—
C Tasker	—	2,638	—	—	1,138	—
G Pretorius	—	—	—	—	—	—
B Horan	—	—	78	—	—	78
C Lewis	1,400	—	—	1,025	—	—
	44,410	70,154	70,574	45,066	68,654	70,664

(1)	Resigned as director with effect from November 5, 2014. In June 2014, Hubert Brody purchased 122,000 of the Group's shares which he held directly.

(2)	Resigned as alternate director to Hubert Brody with effect from November 5, 2014.

(3)	Resigned from the Board with effect from August 9, 2013.

(4)	Appointed to the Board with effect from May 13, 2013.

(5)	Appointed to the Board with effect from November 19, 2014.

(6)	Appointed as alternate director to Mark Lamberti with effect from November 19, 2014.

(7)	Retired from the Group executive committee with effect from December 1, 2013.

There has been no change in the directors' shareholding between March 31, 2015 and the date of the release of the annual financial statements on JSE Stock Exchange News Service ("SENS'').

Notes to the annual financial statements

for the year ended March 31, 2015

 Interests in contracts
During the year under review, the following were disclosed as contractual arrangements that existed between the Group and parties outside of the Group, in which certain of the directors and executive committee members had interests:

Name of director	Related party	Nature of relationship with the Group

R Frew	TPF Investments Proprietary Limited*	Lease agreement: Midrand office
R Frew	Thynk Capital Proprietary Limited	Fees in respect of rental unit financing
R Frew	Masalini Capital Proprietary Limited	Provides directors’ services
H Brody(1)	Imperial Group Limited	Shareholder and distribution outlet through motor dealer channel and provides director and certain technology consulting services
F Roji(2)	Imperial Group Limited	Shareholder and distribution outlet through motor dealer channel and provides director and certain technology consulting services
M Lamberti(3)	Imperial Group Limited	Shareholder and distribution outlet through motor dealer channel and provides director and certain technology consulting services
M Akoojee(4)	Imperial Group Limited	Shareholder and distribution outlet through motor dealer channel and provides director and certain technology consulting services
R Botha(5)	Heartbeat centre for community development	Receives donations from the Group in terms of its corporate and social investments initiatives
* Previously known as Thynk Property Fund Proprietary Limited.

(1)	Resigned from the board with effect from November 5, 2014.

(2)	Resigned as alternate director to Hubert Brody with effect from November 5, 2014.

(3)	Appointed to the board with effect from November 19, 2014.

(4)	Appointed as alternate director to Mark Lamberti with effect from November 19, 2014.

(5)	Appointed as director of Heartbeat centre for community development with effect from February 4, 2013.
A list of subsidiaries has been included in note 41.

Notes to the annual financial statements

for the year ended March 31, 2015

 Transactions with related parties and balances outstanding at year end are as follows (excluding key management personnel emoluments):

	March 31, 2015 R’000	March 31, 2014 R’000	March 31, 2013 R’000

Sales of goods and services	70,721	54,440	42,155
- Control Instruments Automotive Proprietary Limited	**	**	236
- Imperial Group Limited	70,721	54,440	41,919
Purchases of goods and services	30,263	18,702	25,516
- Control Instruments Automotive Proprietary Limited	**	629	—
- PI Shurlok Proprietary Limited	**	—	11,917
- Masalini Capital Proprietary Limited	10	18	27
- Thynk Capital Proprietary Limited	14	26	40
- TPF Investments Proprietary Limited*	6,123	5,824	5,796
- Imperial Group Limited	24,116	12,143	7,675
- Creative Space Media	—	62	61
Corporate and social investment	179	599	—
- Heartbeat centre for community development	179	599	—
Year-end balance of receivables (included in trade and other receivables - note 11)	7,417	4,624	3,194
- Imperial Group Limited	7,417	4,624	3,194
Year-end balance of payables (included in trade and other receivables - note 17)	102	113	124
- Masalini Capital Proprietary Limited	—	1	2
- Thynk Capital Proprietary Limited	—	2	3
- TPF Investments Proprietary Limited*	40	41	74
- Imperial Group Limited	62	69	45

* Previously known as Thynk Property Fund Proprietary Limited.
** No longer a related party during the fiscal year or at the applicable year-end.
Refer to note 28 for key management personnel emoluments disclosure. Key management personnel include executive committee members.
The related parties included above are related to the Group due to certain shares in these entities being held by executive or non-executive directors of the Company or due to common directorships held.
The receivables from related parties arise from sales transactions and are unsecured and bear no interest. Provisions that are held against receivables from related parties amounted to R0.4 million (2014: R0.2 million).

 The payables to related parties arise mainly from purchase transactions and bear no interest.

Notes to the annual financial statements

for the year ended March 31, 2015

35.    Contingencies
Service agreement
In terms of an amended network services agreement with Mobile Telephone Networks Proprietary Limited (“MTN”), MTN is entitled to claw back payments from MiX Telematics Africa Proprietary Limited in the event of early cancellation of the agreement or certain base connections not being maintained over the term of the agreement. No connection incentives will be received in terms of the amended network services agreement. The maximum potential liability under the arrangement is R51.1 million (2014: R58.1 million). No loss is considered probable under this arrangement.
36.    Commitments
Capital commitments
At March 31, the Group had approved, but not yet contracted, capital commitments for:

	March 31, 2015 R’000	March 31, 2014 R’000	March 31, 2013 R’000

Property, plant and equipment	241	—	1,451
Intangible assets	31,739	30,368	31,341
	31,980	30,368	32,792

 At March 31, the Group had approved and contracted capital commitments for:

	March 31, 2015 R’000	March 31, 2014 R’000	March 31, 2013 R’000

Property, plant and equipment	14,621	15,953	2,240
Intangible assets	17,574	13,794	9,465
	32,195	29,747	11,705

Capital commitments will be funded out of a mixture of working capital and cash and cash equivalents.
Operating leases
The Group leases various offices under non-cancellable operating lease agreements. The leases have various terms and escalation clauses and renewal rights.
The future minimum lease payments under non-cancellable operating leases are as follows:

	March 31, 2015 R’000	March 31, 2014 R’000	March 31, 2013 R’000

Land and buildings
Within one year	14,820	15,806	12,653
One to five years	13,042	27,839	23,971
	27,862	43,645	36,624

The Group leases various office equipment and vehicles under cancellable operating lease agreements. The lease terms are between one and five years with annual escalations between zero and 10% per annum. The Group is required to give up to three months’ notice for the termination of these agreements.

Notes to the annual financial statements

for the year ended March 31, 2015

The future minimum lease payments under cancellable operating leases are as follows:

	March 31, 2015 R’000	March 31, 2014 R’000	March 31, 2013 R’000

Office equipment
Within one year	677	718	882
One to five years	1,375	224	490
	2,052	942	1,372
Vehicles
Within one year	1,211	1,477	1,802
One to five years	843	1,019	1,215
	2,054	2,496	3,017

The lease expenditure charged to the income statement during the year is disclosed in note 24.

37.    Events after the reporting period

The directors are not aware of any matter material or otherwise arising since March 31, 2015 and up to the date of this report, not otherwise dealt with herein.
38.    Financial risk sensitivity analysis
Interest rate sensitivity
A change in the interest rate at the reporting date of 100 basis points for ZAR denominated instruments and 10 basis points for USD denominated instruments would have increased/(decreased) profit or loss before tax by the amounts shown below. This analysis assumes that all other variables remain constant. The analysis is performed on the same basis for the year ended March 31, 2014.

		March 31, 2015 R’000	March 31, 2014 R’000

USD Denominated instruments	Increase of 10 basis points	716	612
	Decrease of 10 basis points	(716)	(612)

ZAR Denominated instruments	Increase of 100 basis points	1,625	1,005
	Decrease of 100 basis points	(1,625)	(1,005)

Foreign currency sensitivity
The Group has used a sensitivity analysis technique that measures the estimated change to profit or loss and equity of an instantaneous 5% strengthening or weakening in the functional currency against all other currencies, from the rate applicable at March 31, 2015, for each class of financial instrument with all other variables remaining constant. This analysis is for illustrative purposes only as, in practice, market rates rarely change in isolation.
The Group is exposed mainly to fluctuations in foreign exchange rates in respect of the South African Rand, Australian Dollar, United States Dollar, the British Pound, Brazilian Real and the Euro. This analysis considers the impact of changes in foreign exchange rates on profit or loss or equity, excluding foreign exchange translation differences resulting from the translation of the Group entities that have a functional currency different from the presentation currency, into the Group’s presentation currency (and recognized in the foreign currency translation reserve).

Notes to the annual financial statements

for the year ended March 31, 2015

A change in the foreign exchange rates to which the Group is exposed at the reporting date would have increased/(decreased) profit before taxation/equity by the amounts shown below. The analysis has been performed on the basis of the change occurring at the end of the reporting period.

		Increase/(decrease) in profit before taxation		Increase/(decrease) in equity before taxation
	Change in exchange rate %	Result of weakening in functional currency R’000	Result of strengthening in functional currency R’000	Result of weakening in functional currency R’000	Result of strengthening in functional currency R’000

2015
Denominated currency: Functional currency
EUR:GBP	5	709	(709)
USD:GBP	5	(7)	7
USD:ZAR	5	33,788	(33,788)	(2,116)	2,116
EUR:ZAR	5	71	(71)
GBP:ZAR	5	(12)	12	(1,313)	1,313
ZAR:USD	5	(22)	22	(805)	805
BRL:ZAR	5	—	—	(1,331)	1,331
EUR:USD	5	684	(684)
USD:AUD	5	(454)	454
AUD:USD	5	(507)	507
EUR:AUD	5	—	—
AUD:ZAR	5	41	(41)
ZAR:GBP	5	(80)	80
ZAR:AUD	5	(22)	22
USD:BRL	5	(87)	87
ZAR:BRL	5	—	—
USD:EUR	5	(420)	420

2014
Denominated currency: Functional currency
EUR:GBP	5	188	(188)
USD:GBP	5	407	(407)
USD:ZAR	5	30,674	(30,674)	(1,586)	1,586
EUR:ZAR	5	(260)	260
GBP:ZAR	5	(16)	16	(1,289)	1,289
ZAR:USD	5	(44)	44	(805)	805
BRL:ZAR	5	—	—	(537)	537
EUR:USD	5	904	(904)
USD:AUD	5	(14)	14
AUD:USD	5	(7)	7
EUR:AUD	5	—	—
AUD:ZAR	5	—	—
ZAR:GBP	5	(11)	11
ZAR:AUD	5	(20)	20
USD:BRL	5	(77)	77
ZAR:BRL	5	(1)	1

Notes to the annual financial statements

for the year ended March 31, 2015

39.    Liquidity risk
Liquidity risk is the risk that there will be insufficient funds available to settle obligations when they are due.
The Group has limited risk due to the recurring nature of its income and the availability of liquid resources. The Group meets its financing requirements through a mixture of cash generated from its operations and short- and long-term borrowings. In addition, the Group has access to undrawn borrowing facilities (note 16). The following liquid resources are available:

	March 31, 2015 R’000	March 31, 2014 R’000
Trade and other receivables	261,574	234,839
Cash and cash equivalents, net of overdrafts	927,415	802,639
	1,188,989	1,037,478

The table below analyzes the Group's financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Payable within 1 month or on demand R’000	Between 1 month and 1 year R’000	Between 1 year and 2 years R’000	Between 2 years and 5 years R’000		More than 5 years R’000

March 31, 2015
Borrowings	127	1,436	1,143	—		—
Trade payables	32,162	18,845	—	—		—
Accruals and other payables	27,536	73,150	—	—		—
Contingent consideration in respect of business combination (note 33)	—	18,000	—	—		—
Share-based payment liability (note 21)	—	—	—	7,719		—
Bank overdraft	17,966	—	—	—		—
Total	77,791	111,431	1,143	7,719	—	—

March 31, 2014
Borrowings	136	1,143	1,359	1,103		—
Trade payables	32,024	29,995	—	—		—
Accruals and other payables	41,746	67,323	—	—		—
Bank overdraft	27,655	156	—	—		—
Total	101,561	98,617	1,359	1,103		—
There have been no significant changes in the Group’s financial risk management described above relative to the prior year.

Notes to the annual financial statements

for the year ended March 31, 2015

40.    Exchange rates
The following major rates of exchange were used in the preparation of the consolidated financial statements:

		March 31, 2015 R’000	March 31, 2014 R’000	March 31, 2013 R’000
ZAR:USD	- closing	12.09	10.60	9.24
	- average	11.06	10.12	8.50
ZAR:GBP	- closing	17.94	17.60	14.04
	- average	17.82	16.11	13.43

Notes to the annual financial statements

for the year ended March 31, 2015

41. List of Group companies
MIX Telematics Limited is the parent company of the MiX Telematics Group of companies outlined below. All of the entities listed below have been consolidated.

Name	Principal activity	Place of incorporation	Legal % ownership
			March 31, 2015%	March 31, 2014%

Direct
MiX Telematics Investments Proprietary Limited	Treasury company	RSA	100	100
MiX Telematics Africa Proprietary Limited	Asset tracking and fleet management products and services	RSA	100	100
MiX Telematics International Proprietary Limited	Fleet services and research and development	RSA	100	100
MiX Telematics Europe Limited	Fleet management products and services	UK	100	100
MiX Telematics North America Incorporated	Fleet management products and services	USA	100	100
MiX Telematics Australasia Proprietary Limited	Fleet management products and services	Australia	100	100
MiX Telematics Serviços De Telemetria E Rastreamento De Veículos Do Brazil Limitada*	Fleet management products and services	Brazil	95	100

Indirect
MiX Telematics Technology Holdings Proprietary Limited	Dormant	RSA	100	100
MiX Telematics Europe GmbH	Dormant	Germany	100	100
MiX Telematics Middle East FZE	Fleet management products and services	UAE	100	100
MiX Telematics Enterprise SA Proprietary Limited**	Fleet management products and services	RSA	85.1	85.1
MiX Telematics Fleet Support Services Proprietary Limited **	Fleet management products and services	RSA	49	49
MiX Telematics East Africa Limited	Fleet management products and services	Uganda	99.9	99.9
MiX Telematics Romania SRL***	Fleet management services	Romania	99	—

* Refer to note 21 share-based payment liability for details on the change in ownership interest in the entity.
** The remaining shareholdings in these companies are owned by structured entities, the MiX Telematics Fleet Support Trust (which holds a 51% interest in MiX Telematics Fleet Support Services Proprietary Limited) and the MiX Telematics Enterprise Trust (which holds a 14.9% interest in MiX Telematics Enterprise SA Proprietary Limited), which have been fully consolidated. Control of the structured entities was assessed when IFRS 10 was adopted with effect from April 1, 2013 and there was no change to the historical accounting treatment applied by the Group. These trusts were set up in prior years to invest in the specified Group companies and to hold such investments for the benefit of certain MiX employees as beneficiaries.
*** During the 2015 fiscal year, MiX Telematics Middle East FZE incorporated MiX Telematics Romania SRL and obtained a 99% interest therein. The 1% non-controlling interest has been waived by its holder for the benefit of the Group.